FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL PROCESSING
RECEIVED
SECTION
185

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001257102
Registrant CIK Number

Form 8-K, August 25, 2005, Series 2005-WF2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-124036
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05065570

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 2, 2005

CITIGROUP MORTGAGE LOAN TRUST INC.



By: ____________________

Name: Peter D. Steinmetz

Title: Vice President

Citigroup Mortgage Loan Trust

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

citigroup
August 25, 2005

PRELIMINARY TERM SHEET

$844,707,000.00
(APPROXIMATE OFFERED)

Citigroup Mortgage Loan Trust Inc.
Series 2005-WF2
Issuer

Asset-Backed Pass-Through Certificates
Series 2005-WF2

CitiMortgage, Inc.
Master Servicer and Trust Administrator

Wells Fargo Bank N.A.
Originator and Servicer

Citigroup Mortgage Loan Trust Inc.
(CMLTI)
Depositor

The following is a preliminary Term Sheet. All terms and statements are subject to change.

citigroup
August 8, 2005

Citigroup Global Markets Inc. Disclaimer

The information herein is preliminary and is subject to change. All assumptions and information contained herein constitute a judgment only as of the dates specified and are subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction.

This information is not an offer to enter into any transaction, or a commitment by us to enter into any transaction. This information is provided to you for information purposes only. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of the securities described herein may be consummated without the purchaser first having received a Prospectus and a Prospectus Supplement.

Citigroup Global Markets Inc. ("CGM") is not acting as your advisor or agent. Prior to entering into any transaction, you should determine, without reliance upon CGM or its affiliates, the economic risks and merits, as well as the legal, tax and accounting characterizations and consequences of the transaction, and independently determine that you are able to assume these risks. In this regard, by acceptance of these materials, you acknowledge that you have been advised that (a) CGM is not in the business of providing legal, tax or accounting advice, (b) you understand that there may be legal, tax or accounting risks associated with the transaction, (c) you should receive legal, tax and accounting advice from advisors with appropriate expertise to assess relevant risks, and (d) you should apprise senior management in your organization as to the legal, tax and accounting advice (and, if applicable, risks) associated with this transaction and CGM's disclaimers as to these matters.

Offered Certificates					
Class	**Interest Type / Class**	**Size (+/- 10%)***	**Rating (S&P/Moody's/DBRS)**	**WAL(1) (Call / Mat)**	**Payment Window (Call/Mat)**
AF-1	Floating-Rate / Senior	105,770,000.00	AAA/Aaa/AAA	1.00/1.00	1-22/1-22
AF-2	Fixed-Rate / Senior	105,769,000.00	AAA/Aaa/AAA	1.00/1.00	1-22/1-22
AF-3	Fixed-Rate / Senior	26,099,000.00	AAA/Aaa/AAA	2.00/2.00	22-25/22-25
AF-4	Fixed-Rate / Senior	136,448,000.00	AAA/Aaa/AAA	3.00/3.00	25-50/25-50
AF-5	Fixed-Rate / Senior	53,948,000.00	AAA/Aaa/AAA	5.00/5.00	50-71/50-71
AF-6	Fixed-Rate / Senior	68,809,000.00	AAA/Aaa/AAA	7.95/10.12	71-102/71-230
AF-7	Fixed-Rate / Senior / Lockout	55,205,000.00	AAA/Aaa/AAA	6.51/6.66	37-102/37-228
MF-1	Fixed-Rate / Mezz	15,747,000.00	AA/Aa2/AA	5.69/6.16	37-102/37-156
MF-2	Fixed-Rate / Mezz	11,885,000.00	A/A2/A	5.69/6.02	37-102/37-139
MF-3	Fixed-Rate / Mezz	8,617,000.00	BBB/Baa2/BBB	5.64/5.71	37-102/37-117
MF-4	Fixed-Rate / Mezz	2,971,000.00	BBB- /Baa3/BBB(Low)	5.15/5.15	37-87/37-87
Non-Offered Certificates					
MF-5	Fixed-Rate / Mezz	2,971,000.00	BB+ /Ba1/BB (High)	4.10/4.10	37-68/37-68

* The Offered Certificate class sizes are approximate and subject to +/- 10% variance and final rating agency levels.

(1) At the Pricing Speed.

Offered Certificates					
Class	**Interest Type / Class**	**Size (+/- 10%)***	**Rating (S&P/Moody's/DBRS)**	**WAL(1) (Call / Mat)**	**Payment Window (Call/Mat)**
AV-1	Floating-Rate / Senior	121,240,000.00	AAA/Aaa/AAA	1.00/1.00	1-21/1-21
AV-2	Floating-Rate / Senior	91,090,000.00	AAA/Aaa/AAA	3.25/3.27	21-72/21-82
AV-3	Floating-Rate / Senior	14,245,000.00	AAA/Aaa/AAA	6.05/9.31	72-72/82-177
MV-1	Floating-Rate / Mezz	7,603,000.00	AA/Aa1/AA(High)	4.37/4.80	41-72/41-130
MV-2	Floating-Rate / Mezz	6,589,000.00	AA/Aa2/AA	4.29/4.68	39-72/39-120
MV-3	Floating-Rate / Mezz	3,802,000.00	A/A2/A	4.24/4.57	38-72/38-108
MV-4	Floating-Rate / Mezz	2,534,000.00	A-/A3/A(Low)	4.21/4.46	38-72/38-97
MV-5	Floating-Rate / Mezz	2,535,000.00	BBB+/ Baa1/BBB(High)	4.20/4.33	37-72/37-87
MV-6	Floating-Rate / Mezz	2,281,000.00	BBB/Baa2/BBB	4.01/4.02	37-72/37-74
MV-7	Floating-Rate / Mezz	1,520,000.00	BBB-/Ba1/BBB(Low)	3.33/3.33	37-52/37-52



* The Offered Certificate class sizes are approximate and subject to +/- 10% variance and final rating agency levels.
At the Pricing Speed

Citigroup Global Markets Inc.

Name:	Telephone:	E-Mail:
MBS Trading		
Matt Cherwin *Managing Director*	(212) 723-6217	matthew.cherwin@citigroup.com
Eliot Rubenzahl *Vice President*	(212) 723-6217	Eliot.Rubenzahl@citigroup.com
MBS Structuring		
Shekhar Shah *Associate*	(212)-723-5386	Shekhar.shah@citigroup.com
Neil Aggarwal *Associate*	(212)-723-6420	Neil.Aggarwal@citigroup.com
Mortgage Finance		
Philip Seares *Vice President*	(212) 723-1145	philip.seares@citigroup.com
Taruna Reddy *Associate*	(212) 723-6748	Taruna.reddy@citigroup.com
Sabrina Mallick *Analyst*	(212) 723-6536	Sabrina.Mallick@citigroup.com

Transaction Overview

Title of the Securities:	Citigroup Mortgage Loan Trust Inc., Asset-Backed Pass-Through Certificates, Series 2005-WF2
The Certificates:	Approximately $594,239,000 Group I Certificates and $253,439,000 Group II Certificates
Group I Certificates:	Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5, Class AF-6, Class AF-7, Class MF-1, Class MF-2, Class MF-3, Class MF-4 and Class MF-5, Class CE-1, Class P-1 and Class R-1 Certificates
Group II Certificates:	Class AV-1, Class AV-2, Class AV-3, Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6, Class MV-7, Class CE-2, Class P-2 and Class R-2 Certificates
Group I Senior Certificates:	Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5, Class AF-6, and Class AF-7 Certificates
Group I Subordinate Certificates:	Class MF-1, Class MF-2, Class MF-3 Class MF-4, and Class MF-5 Certificates
Group II Senior Certificates:	Class AV-1, Class AV-2 and Class AV-3 Certificates
Group II Subordinate Certificates:	Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5, Class MV-6 and Class MV-7 Certificates
The Offered Group I Certificates:	Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5, Class AF-6, Class AF-7, Class MF-1, Class MF-2, Class MF-3, and Class MF-4 Certificates
The Offered Group II Certificates:	Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5, Class MF-1, Class MF-2, Class MF-3, Class MF-4, Class MV-5, Class MV-6 and Class MV-7 Certificates
Non-Offered Group I Certificates:	Classes MF-5, Class CE-1, Class P-1 and Class R-1 Certificates
Non-Offered Group II Certificates:	Class CE-2, Class P-2 and Class R-2 Certificates
Depositor:	Citigroup Mortgage Loan Trust Inc.
Sole Underwriter:	Citigroup Global Markets Inc.
Master Servicer and Trust Administrator:	CitiMortgage, Inc.
Originator and Servicer:	Wells Fargo Bank, N.A.
Seller:	Citigroup Global Markets Realty Corp.
Paying Agent and Certificate Registrar:	Citibank, N.A.
Trustee:	U.S. Bank, N.A.
Surveillance Provider:	Murray Hill will monitor and advise the Servicer and Master Servicer with respect to prepayment penalty collection, mortgage insurance claims and default management of the mortgage loans.
Settlement Date:	On or about September 8, 2005.
Distribution Date:	Distribution of principal and interest on the certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in October 2005.
Cut-Off Date:	September 1, 2005.

Payment Delay:	Floating-Rate Certificates have a 0 day delay; Fixed-Rate Certificates have a 24-day delay.
Day Count:	Floating-Rate Certificates are Actual/360; Fixed-Rate Certificates are 30/360.
Prepayment Period:	The month preceding the month of such Distribution Date.
Due Period:	The period commencing on the second day of the month preceding the month of the Distribution Date and ending on the first day of the month of the Distribution Date.
Administrative Fees:	Sum of the Servicing Fee, Master Servicing Fee, and Surveillance Fee, equal to 0.38875% per annum
Legal Final Maturity:	For all classes the legal final maturity is expected to be August 2035.

Transaction Overview

Structure:	Senior/Subordinate/Overcollateralization
Pricing Speed:	Fixed-Rate Mortgage Loans: 4% to 23% CPR for months 1 to 12 and 23% CPR thereafter Adjustable-Rate Mortgage Loans: 10% CPR in month 1, an additional 1/11th of 18% CPR for each month thereafter, building to 28% CPR in month 12 and remaining constant at 28% CPR until month 23, remaining constant at 60% CPR from month 24 until month 27, and remaining constant at 30% CPR from month 28 and thereafter.
Mortgage Pool:	As of the Cut-off Date the "Group I Mortgage Loans" consist of 3,193 fixed-rate, fully-amortizing, first len mortgage loans on primarily one-four family properties with an outstanding principal balance of approximately $594,239,671.11. As of the Cut-off Date the "Group II Mortgage Loans" consist of 1,183 adjustable rate, fully-amortizing, first lien mortgage loans on primarily one-four family properties with an outstanding principal balance of approximately $253,439,967.41.
Mortgage Insurance:	Substantially all loans with a loan-to-value ratio at origination in excess of 80% are covered by a mortgage insurance policy. The "Effective LTV" is the original loan-to-value ratio of the pool after incorporating the mortgage insurance coverage on all loans with mortgage insurance.
Pass-Through Rate:	For any Distribution Date the Pass-Through Rate will be the lesser of (i) the Coupon Rate, as specified below, (including the Step-Up Coupon Rate described below) or (ii) Net WAC Rate.
Coupon Rate and Step-Up Coupon Rate for Group I and Group II Certificates:	The Coupon Rate will Step-Up if the Optional Termination is not exercised. For the Group I Senior Certificates, apart from the Class AF-1 Certificates, and the Group I Subordinate Certificates, the Step-Up Coupon Rate will equal Initial Coupon + 0.5% For the Class AF-1 Certificates and the Group II Senior Certificates, the Step-Up Coupon Rate will equal 1 Month Libor + 2 X Initial Margin For the Group II Subordinate Certificates the Step-Up Coupon Rate will equal 1 Month Libor + 1.5 X Initial Margin
Net WAC Rate:	For any Distribution Date, the Net WAC Rate will equal the weighted average Net Mortgage Rates of the related Mortgage Loans. The Net WAC Rate is subject to an adjustment, in the case of the Floating-Rate Certificates, based on the actual number of days that have elapsed in the related Interest Accrual Period.
Net Mortgage Rate:	For each Mortgage Loan the applicable Mortgage Rate less the aggregate rate at which the Administrative Fees accrue.
Net WAC Rate Carryover Amount:	On any Distribution Date, the excess of (i) the amount of interest the related Certificates would have accrued for such Distribution Date based on its respective Coupon Rate (or Step-Up Coupon Rate), over (ii) the amount of interest the Certificates accrued for such Distribution Date based on the related Net WAC Rate, together with the unpaid portion of any such excess from the prior Distribution Date plus interest accrued thereon at the related Coupon Rate for the most recent accrual period.
Interest Carry Forward Amount:	As of any Distribution Date, the sum of:(x) the excess, if any, of the Accrued Certificate Interest and any Interest Carry Forward Amount for prior Distribution Dates, over the amount in respect of interest actually distributed on each class on such prior Distribution Dates, and (y) one month's interest on such excess at the applicable Pass-Through Rate
Group I Excess Interest:	Excess Interest, to the extent it is not used for other required purposes, including to absorb realized losses on the Group I Mortgage Loans, to cover interest shortfalls on the Group I Certificates or to fund any Group I Overcollateralization Increase Amount and payback Group I applied realized loss amounts, will be available to make distributions of Net WAC Rate Carryover Amounts to the Group I Certificates (to the extent not covered by the Interest Rate Cap Agreements).
Group II Excess Interest:	Excess Interest, to the extent it is not used for other required purposes, including to absorb realized losses on the Group II Mortgage Loans, to cover interest shortfalls on the Group II Certificates or to fund any Group II Overcollateralization Increase Amount and payback Group II applied realized loss amounts, will be available to make distributions of Net WAC Rate Carryover Amounts to the Group II Certificates (to the extent not covered by the Interest Rate Corridor).

Interest Rate Cap Agreements:	On the Closing Date, the Trustee will enter into 3 separate Interest Rate Cap for the benefit of the Class AF-1, Class AV-1, Class AV-2, Class AV-3 and Group II Subordinate Certificates, respectively. The Interest Rate Cap Provider will be obligated to make monthly payments to the Trustee (based on a notional amount) when one-month LIBOR exceeds the strike rate for the related period. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling rate for the related period. The schedules containing the notional amounts are in the tables on pages [ ] to [ ].
Group I Available Funds:	For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Servicer, Master Servicer, the Trust Administrator, the Trustee or the Surveillance Provider, of: (i) the aggregate amount of scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period and received by the Servicer; (ii) unscheduled payments in respect of the Group I Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Group I Mortgage Loans, occurring during the related Prepayment Period or proceeds from the repurchase of the Group I Mortgage Loans due to the Optional Termination of the Trust); (iii) all principal and interest advances with respect to the Group I Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Servicer in respect of prepayment interest shortfalls for the related period.
Group II Available Funds:	For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Servicer, Master Servicer, the Trust Administrator, the Trustee or the Surveillance Provider, of: (i) the aggregate amount of scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period and received by the Servicer; (ii) unscheduled payments in respect of the Group II Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Group II Mortgage Loans, occurring during the related Prepayment Period or proceeds from the repurchase of the Group II Mortgage Loans due to the Optional Termination of the Trust); (iii) all principal and interest advances with respect to the Group II Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Servicer in respect of prepayment interest shortfalls for the related period.

Transaction Overview

Group I Principal Remittance Amount:

For any Distribution Date, an amount equal to the aggregate of:

(i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans actually received or advanced for such Distribution Date;

(ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the related Prepayment Period; and

(iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period (net of reimbursements, including reimbursements to the Servicer), to the extent applied as recoveries of principal on the Group I Mortgage Loans.

Group II Principal Remittance Amount:

For any Distribution Date, an amount equal to the aggregate of:

(i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans actually received or advanced for such Distribution Date;

(i) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan, or, in the case of a substitution, amounts representing a principal adjustment, as required by the pooling and servicing agreement during the related Prepayment Period; and

(ii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period (net of reimbursements, including reimbursements to the Servicer), to the extent applied as recoveries of principal on the Group II Mortgage Loans.

Group I Principal Distribution Amount:

On any Distribution Date, the lesser of (i) the outstanding certificate principal balance of the Group I Certificates and (ii) the Group I Principal Remittance Amount plus any Excess Interest allocable to principal in order build to or maintain the Group I Targeted Overcollateralization Amount minus any Group I Overcollateralization Reduction Amount.

Group II Principal Distribution Amount:

On any Distribution Date, the lesser of (i) the outstanding certificate principal balance of the Group II Certificates and (ii) the Principal Remittance Amount plus any Excess Interest allocable to principal in order build to or maintain the Goup II Targeted Overcollateralization Amount minus any Group II Overcollateralization Reduction Amount.

Group I Senior Principal Distribution Amount:

With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the lesser of the Principal Distribution Amount and the certificate principal balance of the Group I Senior Certificates. With respect to any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount, not less than zero, equal to the excess of (i) the outstanding Certificate Principal Balance of the Group I Senior Certificates over (ii) the lesser of (a) approximately 85.00% of the outstanding principal balance of the Group I Mortgage Loans on the last day of the related Due Period and (b) the outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus 0.40% of the aggregate principal balance of the Group I Mortgage Loans as of the cut-off date.

All distributions of principal to the Group I Senior Certificates on any Distribution Date will be distributed first to the Class AF-7 Certificates, an amount equal to the Class AF-7 Lockout Distribution Amount, second to the Class AF-1 Certificates, third to the Class AF-2 Certificates, fourth to the Class AF-3 Certificates, fifth to the Class AF-4 Certificates, sixth to the Class AF-5 Certificates, seventh to the Class AF-6 Certificates and eighth to the Class AF-7 Certificates, in each case until the Certificate Principal Balance of such class of Certificates has been reduced to zero.

Class AF-7 Lockout Distribution Amount:

With respect to any Distribution Date, the product of (a) the Class AF-7 Lockout Percentage for that Distribution Date and (b) the Class AF-7 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class AF-7 Lockout Distribution Amount for a Distribution Date exceed the Group I Senior Principal Distribution Amount or the Certificate Principal Balance of the Class AF-7 Certificates immediately prior to that distribution date.

Class AF-7 Lockout Percentage:

For each Distribution Date will be as follows:

Period	Lockout Percentage
1 to 36	0%
37 to 60	45%
61 to 72	80%
73 to 84	100%
85 and thereafter	300%

Class AF-7 Pro Rata Distribution Amount:

With respect to any Distribution Date, an amount equal to the product of (a) a fraction, the numerator of which is the Certificate Principal Balance of the Class AF-7 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate Certificate Principal Balance of the Group I Senior Certificates, immediately prior to that Distribution Date and (b) the Group I Senior Principal Distribution Amount.

Group II Senior Principal Distribution Amount:

With respect to any Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, the lesser of the Principal Distribution Amount and the certificate principal balance of the Group II Senior Certificates. With respect to any Distribution Date on or after the Stepdown Date on which a Trigger Event is not in effect, an amount, not less than zero, equal to the excess of (i) the outstanding Certificate Principal Balance of the Group II Senior Certificates over (ii) the lesser of (a) approximately 78.10% of the outstanding principal balance of the Group II Mortgage Loans on the last day of the related Due Period and (b) the outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus 0.35% of the aggregate principal balance of the Group II Mortgage Loans as of the cut-off date.

Group I Subordinate Principal Distribution Amount:

The Group I Subordinate Certificates will NOT receive any principal payments prior to the Stepdown Date unless the aggregate Certificate Principal Balance of the Group I Senior Certificates is reduced to zero. Thereafter (assuming no Trigger Event is in effect), principal will be shared among the classes of Group I Subordinate Certificates to maintain the lesser of (i), in each case, approximately 2x the initial targeted credit support for such class and (ii) the outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus 0.40% of the aggregate principal balance of the Group I Mortgage Loans as of the cut-off date.

Group II Subordinate Principal Distribution Amount:

The Group II Subordinate Certificates will NOT receive any principal payments prior to the Stepdown Date unless the aggregate Certificate Principal Balance of the Group II Senior Certificates is reduced to zero. Thereafter (assuming no Trigger Event is in effect), principal will be shared among the classes of Group II Subordinate Certificates to maintain the lesser of (i), in each case, approximately 2x the initial targeted credit support for such class and (ii) the outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus 0.35% of the aggregate principal balance of the Group II Mortgage Loans as of the cut-off date.

Transaction Overview

Group I Senior Enhancement Percentage

For any Distribution Date, the percentage obtained by dividing
(x) the sum of:
(i) the aggregate Certificate Principal Balance of the Group I Subordinate Certificates, and
(ii) the Group I Overcollateralization Amount, after taking into account the distribution of the Group I Principal Remittance Amount on such Distribution Date by
(y) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period

Group II Senior Enhancement Percentage

For any Distribution Date, the percentage obtained by dividing
(x) the sum of:
(i) the aggregate Certificate Principal Balance of the Group II Subordinate Certificates, and
(ii) the Group II Overcollateralization Amount, after taking into account the distribution of the Group II Principal Remittance Amount on such Distribution Date by
(y) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period

Priority of Distributions:

Collections on the Group I Mortgage Loans will only be available to make distributions on the Group I Certificates and collections on the Group II Mortgage Loans will only be available to make distributions on the Group II Certificates even after each Group's respective Overcollateralization Target Amount has been met.

On each Distribution Date, **Group I** Available Funds will be applied as follows:

1. To pay interest on the Group I Senior Certificates on a pro-rata basis based on the entitlement of such class, including any accrued interest carryover shortfall amounts from a prior Distribution Date, and then, excluding any accrued interest carryover shortfall amounts from prior Distribution Dates, to pay interest to the Group I Subordinate Certificates, sequentially.
2. To the extent of the Group I Principal Distribution Amount, to the Group I Senior Certificates, an amount up to the Group I Senior Principal Distribution Amount for the Distribution Date.
3. To the extent of the remaining Principal Distribution Amount, to the Group I Subordinate Certificates, to pay the respective Group I Subordinate Principal Distribution Amount until the respective Group I Subordinate Certificate principal balance has been reduced to zero.
4. To pay the interest carryover shortfall amounts to the Group I Subordinate Certificates, sequentially.
5. To pay back losses allocated to the Group I Subordinate Certificates.
6. To pay the Net WAC Rate Carryover Amounts (with respect to the Class AF-1 Certificates, to the extent not covered by the related Interest Cap Agreement), to the Group I Senior Certificates and Group I Subordinate Certificates, in the same order of priority as described in 1 above.
7. To pay any remaining amount to the Class CE-1, Class P-1 and Class R-1 Certificates in accordance with the Pooling and Servicing Agreement.

On each Distribution Date, **Group II** Available Funds will be applied as follows:

1. To pay interest on the Group II Senior Certificates based on the entitlement of such class, including any accrued interest carryover shortfall amounts from a prior Distribution Date, and then, excluding any accrued interest carryover shortfall amounts from prior Distribution Dates, to pay interest to the Group II Subordinate Certificates, sequentially.
2. To the extent of the Principal Distribution Amount, to the Group II Senior Certificates, an amount up to the Group II Senior Principal Distribution Amount for the Distribution Date.
3. To the extent of the remaining Principal Distribution Amount, to the Group II Subordinate Certificates, to pay the respective Group II Subordinate Principal Distribution Amount until the respective Group II Subordinate Certificate principal balance has been reduced to zero.
4. To pay the interest carryover shortfall amounts to the Group II Subordinate Certificates, sequentially.

5. To pay back losses allocated to the Group II Subordinate Certificates.
6. To pay the Net WAC Rate Carryover Amounts to the Group II Senior Certificates and Group II Subordinate Certificates, (to the extent not covered by the related Interest Rate Cap Agreement), in the same order of priority as described in 1 above.
7. To pay any remaining amount to the Class CE-2, Class P-2 and Class R-2 Certificates in accordance with the Pooling and Servicing Agreement.

Distribution of Group I Net WAC Rate Carryover Amount:

On each distribution date, to the extent required following the distribution of the Group I Available Funds, the trustee will withdraw from amounts in the reserve account to distribute to the holders of the Certificates any Net WAC Rate Carryover Amounts in the following order of priority, in each case to the extent of amounts remaining in the reserve account:

(A) Concurrently, to the Group I Senior Certificates, on a pro rata basis based on the beginning balance of each such class immediately prior to the distribution date, (with respect to the Class AF-I Certificates, only to the extent not covered by the related Interest Cap Agreement) and only up to the related Net WAC Rate Carryover Amount;

(B) Concurrently, to the Group I Subordinate Certificates, on a pro rata basis based on the beginning balance for each such class up to the related Net WAC Rate Carryover Amount;

Distribution of Group II Net WAC Rate Carryover Amount:

On each distribution date, to the extent required following the distribution of the Group II Available Funds, the trustee will withdraw from amounts in the reserve account to distribute to the holders of the Certificates any Net WAC Rate Carryover Amounts in the following order of priority, in each case to the extent of amounts remaining in the reserve account:

(A) Concurrently, to the Group II Senior Certificates, on a pro rata basis based on the beginning balance of each such class immediately prior to the distribution date, but only to the extent of and from amounts paid under the related Interest Rate Cap Agreement and only up to the related Net WAC Rate Carryover Amount;

(B) Concurrently, to the Group II Subordinate Certificates, on a pro rata basis based on the beginning balance for each such class, but only to the extent of and from amounts paid under the related Interest Rate Cap Agreement and only up to the related Net WAC Rate Carryover Amount;

(C) to the Class Group II Senior Certificates, on a pro rata basis based on such remaining undistributed Net WAC Rate Carryover Amounts, but only to the extent of and from amounts remaining under the related Interest Rate Cap Agreement

(D) to the Group II Subordinate, on a pro rata basis, based on such remaining undistributed Net WAC Rate Carryover Amounts, but only to the extent of and from amounts remaining under the related Interest Rate Cap Agreement

(E) to the Group II Senior Certificates and Group II Subordinate Certificates from Excess Interest, any related unpaid Net WAC Rate Carryover Amount (after taking into account distributions pursuant to (A) through (D) above), distributed in the following order of priority:

(i) to the Group II Senior Certificates, on a pro rata basis based first on outstanding certificate principal balance and second on such remaining undistributed Net WAC Rate Carryover Amounts,

(ii) sequentially to the Group II Subordinate Certificates any such remaining undistributed Net WAC Rate Carryover Amounts for each class

Transaction Overview

Optional Termination: The entire transaction is eligible for call when the combined outstanding principal balance of the Group I and Group II Mortgage Loans reaches 10% or less of the Cut-Off Date principal balance of such loans.

Group I Stepdown Date: The earlier to occur of:
(i) the Distribution Date on which the aggregate Certificate Principal Balance of the Group I Senior Certificates is zero, and
(ii) the later to occur of:
(x) the 37th Distribution Date and
(y) the first Distribution Date on which the Group I Senior Enhancement Percentage is greater than or equal to twice its initial targeted amount

Group I OC Floor 0.40% of the aggregate principal balance of the Group I Mortgage Loans as of the Cut-off date

Group I Trigger Event Occurs if either
1.Cumulative losses on the Group I Mortgage Loans from cut-off date exceed the indicated %:

Distribution Date Occurring In	Percentage
October 2007 – September 2008	0.30%
October 2008 – September 2009	0.65%
October 2009 – September 2010	1.00%
October 2010 – September 2011	1.00%
October 2011 and thereafter	1.25%

2.A Delinquency Trigger shall have occurred and be continuing.
A Delinquency Trigger shall have occurred and be continuing if, at any time, (i) the three-month rolling average of the percentage equivalent of a fraction, the numerator of which is the aggregate principal balance of the Group I Mortgage Loans that are (a) 60+ days delinquent (including loans 60+ days delinquent and in foreclosure and bankruptcy), or (b) REO properties, as of the last day of the related prepayment period and the denominator of which is the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period exceeds 50% of the Group I Senior Enhancement Percentage.

Group II Stepdown Date: The earlier to occur of:
(i) the Distribution Date on which the aggregate Certificate Principal Balance of the Group II Senior Certificates is zero, and
(ii) the later to occur of:
(x) the 37th Distribution Date and
(y) the first Distribution Date on which the Group II Senior Enhancement Percentage is greater than or equal to twice its initial targeted amount

Group II OC Floor 0.35% of the aggregate principal balance of the Group II Mortgage Loans as of the Cut-off date

Group II Trigger Event Occurs if either

1. Cumulative losses on the Group II Mortgage Loans from cut-off date exceed the indicated %:

Distribution Date Occurring In	Percentage
October 2007 – September 2008	0.40%
October 2008 – September 2009	0.90%
October 2009 – September 2010	1.30%
October 2010 – September 2011	1.70%
October 2011 and thereafter	2.00%

2. A Delinquency Trigger shall have occurred and be continuing,
A Delinquency Trigger shall have occurred and be continuing if, at any time, (i) the three-month rolling average of the percentage equivalent of a fraction, the numerator of which is the aggregate principal

balance of the Group II Mortgage Loans that are (a) 60+ days delinquent (including loans 60+ days delinquent and in foreclosure and bankruptcy), or (b) REO properties, as of the last day of the related prepayment period and the denominator of which is the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period exceeds 40% of the Group II Senior Enhancement Percentage.

Credit Enhancement:

Credit Enhancement for the each Group of Certificates will be provided in the form of excess interest, overcollateralization and subordination.

Excess Interest from Group I will be available to cover interest shortfalls and realized losses for Group I only, and help Group I reach its Overcollateralization Target Amount.
Excess Interest from Group II will be available to cover interest shortfalls and realized losses for Group II only, and help Group II reach its Overcollateralization Target Amount

There is no initial Overcollateralization Amount. The Overcollateralization Target Amount for Group I is 0.40% of the aggregate principal balance of the Group I Mortgage Loans as of the Cut-Off Date. The Overcollateralization Target Amount for Group II Mortgage Loans is 0.35% of the aggregate principal balance of the Group II Mortgage Loans as of the Cut-Off Date.

Credit Enhancement Percentage:

The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the respective group's Mortgage Loans.

Group I Credit Enhancement Percentage:

Class	Initial Actual Enhancement Percentage	Initial Target Enhancement Percentage (incl. Targeted OC Amount)	Stepdown Date Targeted Credit Enhancement Percentage
Group I			2x (Initial Target Enhancement Percentage)
Senior	7.10%	7.50%	
MF-1	4.45%	4.85%	2x (Initial Target Enhancement Percentage)
MF-2	2.45%	2.85%	2x (Initial Target Enhancement Percentage)
MF-3	1.00%	1.40%	2x (Initial Target Enhancement Percentage)
MF-4	0.50%	0.90%	2x (Initial Target Enhancement Percentage)
MF-5	0.00%	0.40%	2x (Initial Target Enhancement Percentage)

Group II Credit Enhancement Percentage:

Class	Initial Actual Enhancement Percentage	Initial Target Enhancement Percentage (incl. Targeted OC Amount)	Stepdown Date Targeted Credit Enhancement Percentage
Group II			2x (Initial Target Enhancement Percentage)
Senior	10.60%	10.95%	
MV-1	7.60%	7.95%	2x (Initial Target Enhancement Percentage)
MV-2	5.00%	5.35%	2x (Initial Target Enhancement Percentage)
MV-3	3.50%	3.85%	2x (Initial Target Enhancement Percentage)
MV-4	2.50%	2.85%	2x (Initial Target Enhancement Percentage)
MV-5	1.50%	1.85%	2x (Initial Target Enhancement Percentage)
MV-6	0.60%	0.95%	2x (Initial Target Enhancement Percentage)
MV-7	0.00%	0.35%	2x (Initial Target Enhancement Percentage)

Overcollateralization Amount:	For any Distribution Date and each loan group the excess, if any, of (a) the aggregate principal balance of the related mortgage loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) over (b) the aggregate Certificate Principal Balance of the related Certificates (after taking into account the distributions of the amounts described in clauses (i) through (iii) of the definition of Group I or Group II Principal Remittance Amount on the related distribution date).

Transaction Overview

Overcollateralization Increase Amount:	An Overcollateralization Increase Amount with respect to any distribution date and each loan group equals the lesser of (a) the related Excess Interest for such distribution date and (b) the amount, if any, by which the related Targeted Overcollateralization Amount exceeds the related Overcollateralization Amount on such Distribution Date (calculated for this purpose only after assuming that 100% of the Group I or Group II Principal Remittance Amount on such distribution date has been distributed).
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount with respect to any distribution date and each loan group is the lesser of (a) the Group I or Group II Principal Remittance Amount on such distribution date and (b) the excess, if any, of (i) the Overcollateralized Amount for such distribution date (calculated for this purpose only after assuming that 100% of the Group I or Group II Principal Remittance Amount on such distribution date has been distributed) over (ii) the Group I or Group II Targeted Overcollateralization Amount for such distribution date.
Targeted Overcollateralization Amount:	As of any Distribution Date, the Group I Targeted Overcollateralization Amount is 0.40% of the principal balance of the Group I Mortgage Loans as of the cut-off date. As of any Distribution Date, the Group II Targeted Overcollateralization Amount is 0.35% of the principal balance of the Group II Mortgage Loans as of the cut-off date.
Allocation of Losses:	Realized Losses on the Group I Mortgage Loans will be allocated first to Group I Excess Interest, second to the principal balance of the Class CE-1 Certificates and third, to the Group I Subordinate Certificates in order of their reverse numerical class designations, until the Certificate Principal Balance of each Group I Subordinate Certificate has been reduced to zero. Realized Losses on the Group II Mortgage Loans will be allocated first to Group II Excess Interest, second to the principal balance of the Class CE-2 Certificates and third, to the Group II Subordinate Certificates in order of their reverse numerical class designations, until the Certificate Principal Balance of each Group II Subordinate Certificate has been reduced to zero. The Pooling and Servicing Agreement does not permit the allocation of realized losses on the Mortgage Loans to the Group I or Group II Senior Certificates or the Class P-1 or P-2 Certificates; however, investors in such certificates should realize that under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the related Senior Certificates all principal and interest amounts to which such certificates are then entitled.
Advances:	Subject to certain limitations, the Servicer must advance delinquent payments of principal and interest on the Mortgage Loans.
Compensating Interest:	The Servicer is obligated to offset any Prepayment Interest Shortfall, on any Distribution Date, with Compensating Interest.
Underwriting Standards:	The Mortgage Loans were underwritten to certain guidelines of Wells Fargo where documentation is either stated income, stated asset or no ratio programs as more fully described in the prospectus supplement.
Legal Structure:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	All Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, prospective investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Offered Certificates.
SMMEA Considerations:	The Group I and Group II Senior Certificates as well as the Class MF-1 and MV-1 are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA)."
Minimum Denominations:	$100,000 and multiples of $1 in excess thereof.
Form of Registration:	All Offered Certificates will be issued in book-entry form through DTC.

Group I Structural Information

*Group I Sensitivity Analysis – To Maturity**	50%	100%	150%	200%
AF-1				
WAL	1.74	1.00	0.73	0.59
Principal Window	1 - 41	1 - 22	1 - 15	1 - 12
Principal Window End Date	2/25/2009	7/25/2007	12/25/2006	9/25/2006
AF-2				
WAL	1.74	1.00	0.73	0.59
Principal Window	1 - 41	1 - 22	1 - 15	1 - 12
Principal Window End Date	2/25/2009	7/25/2007	12/25/2006	9/25/2006
AF-3				
WAL	3.77	2.00	1.38	1.07
Principal Window	41 - 48	22 - 25	15 - 17	12 - 13
Principal Window End Date	9/25/2009	10/25/2007	2/25/2007	10/25/2006
AF-4				
WAL	6.20	3.00	1.97	1.47
Principal Window	48 - 116	25 - 50	17 - 30	13 - 22
Principal Window End Date	5/25/2015	11/25/2009	3/25/2008	7/25/2007
AF-5				
WAL	11.66	5.00	2.90	2.09
Principal Window	116 - 166	50 - 71	30 - 42	22 - 27
Principal Window End Date	7/25/2019	8/25/2011	3/25/2009	12/25/2007
AF-6				
WAL	18.93	10.12	5.30	2.74
Principal Window	166 - 337	71 - 230	42 - 152	27 - 47
Principal Window End Date	10/25/2033	11/25/2024	5/25/2018	8/25/2009
AF-7				
WAL	7.97	6.66	6.20	5.28
Principal Window	37 - 335	37 - 228	40 - 150	44 - 108
Principal Window End Date	8/25/2033	9/25/2024	3/25/2018	9/25/2014
MF-1				
WAL	11.43	6.16	4.39	3.88
Principal Window	63 - 273	37 - 156	39 - 102	41 - 72
Principal Window End Date	6/25/2028	9/25/2018	3/25/2014	9/25/2011

citigroup

CMLTI 2005-WF2

*Group I Sensitivity Analysis – To Maturity Continued**				
MF-2				
WAL	11.23	6.02	4.25	3.66
Principal Window	63 - 249	37 - 139	38 - 90	39 - 64
Principal Window End Date	6/25/2026	4/25/2017	3/25/2013	1/25/2011
MF-3				
WAL	10.72	5.71	4.02	3.43
Principal Window	63 - 215	37 - 117	37 - 76	38 - 54
Principal Window End Date	8/25/2023	6/25/2015	1/25/2012	3/25/2010
MF-4				
WAL	9.75	5.15	3.65	3.16
Principal Window	63 - 164	37 - 87	37 - 56	37 - 40
Principal Window End Date	5/25/2019	12/25/2012	5/25/2010	1/25/2009
MF-5				
WAL	7.78	4.10	3.20	3.13
Principal Window	63 - 130	37 - 68	37 - 44	37 - 37
Principal Window End Date	7/25/2016	5/25/2011	5/25/2009	10/25/2008

*Speeds are a percentage of the Pricing Speed.

Group I Sensitivity Analysis – To 10% Optional Termination *

	50%	100%	150%	200%
AF-1				
WAL	1.74	1.00	0.73	0.59
Principal Window	1 - 41	1 - 22	1 - 15	1 - 12
Principal Window End Date	2/25/2009	7/25/2007	12/25/2006	9/25/2006
AF-2				
WAL	1.74	1.00	0.73	0.59
Principal Window	1 - 41	1 - 22	1 - 15	1 - 12
Principal Window End Date	2/25/2009	7/25/2007	12/25/2006	9/25/2006
AF-3				
WAL	3.77	2.00	1.38	1.07
Principal Window	41 - 48	22 - 25	15 - 17	12 - 13
Principal Window End Date	9/25/2009	10/25/2007	2/25/2007	10/25/2006
AF-4				
WAL	6.20	3.00	1.97	1.47
Principal Window	48 - 116	25 - 50	17 - 30	13 - 22
Principal Window End Date	5/25/2015	11/25/2009	3/25/2008	7/25/2007
AF-5				
WAL	11.66	5.00	2.90	2.09
Principal Window	116 - 166	50 - 71	30 - 42	22 - 27
Principal Window End Date	7/25/2019	8/25/2011	3/25/2009	12/25/2007
AF-6				
WAL	15.59	7.95	4.64	2.74
Principal Window	166 - 190	71 - 102	42 - 66	27 - 47
Principal Window End Date	7/25/2021	3/25/2014	3/25/2011	8/25/2009
AF-7				
WAL	7.95	6.51	5.14	3.96
Principal Window	37 - 190	37 - 102	40 - 66	44 - 47
Principal Window End Date	7/25/2021	3/25/2014	3/25/2011	8/25/2009
MF-1				
WAL	10.70	5.69	4.08	3.66
Principal Window	63 - 190	37 - 102	39 - 66	41 - 47
Principal Window End Date	7/25/2021	3/25/2014	3/25/2011	8/25/2009

CMLTI 2005-WF2

*Group I Sensitivity Analysis – To 10% Optional Termination Continued**				
MF-2				
WAL	10.70	5.69	4.04	3.51
Principal Window	63 - 190	37 - 102	38 - 66	39 - 47
Principal Window End Date	7/25/2021	3/25/2014	3/25/2011	8/25/2009
MF-3				
WAL	10.60	5.64	3.97	3.39
Principal Window	63 - 190	37 - 102	37 - 66	38 - 47
Principal Window End Date	7/25/2021	3/25/2014	3/25/2011	8/25/2009
MF-4				
WAL	9.75	5.15	3.65	3.16
Principal Window	63 - 164	37 - 87	37 - 56	37 - 40
Principal Window End Date	5/25/2019	12/25/2012	5/25/2010	1/25/2009
MF-5				
WAL	7.78	4.10	3.20	3.13
Principal Window	63 - 130	37 - 68	37 - 44	37 - 37
Principal Window End Date	7/25/2016	5/25/2011	5/25/2009	10/25/2008

*Speeds are a percentage of the Pricing Speed.

Net WAC Cap and Effective Maximum Rate for the Class AF-1 Certificates

Period	NWC[1] (%)	Effective Max Rate [2] (%)	Period	NWC[1] (%)	Effective Max Rate [2] (%)
1	N/A	N/A	52	6.15	
2	6.15	10.50	53	6.15	
3	6.35	10.50	54	6.81	
4	6.15	10.50	55	6.15	
5	6.15	10.50	56	6.36	
6	6.81	15.42	57	6.15	
7	6.15	14.36	58	6.36	
8	6.35	15.17	59	6.15	
9	6.15	15.19	60	6.15	
10	6.35	16.22	61	6.36	
11	6.15	16.38	62	6.15	
12	6.15	17.16	63	6.36	
13	6.35	17.26	64	6.15	
14	6.15	17.86	65	6.15	
15	6.35	19.98	66	6.81	
16	6.15	21.27	67	6.15	
17	6.15	23.91	68	6.36	
18	6.81	30.74	69	6.15	
19	6.15	33.86	70	6.36	
20	6.36	46.50	71	6.15	
21	6.15	71.82	72	6.15	
22	6.36	233.57	73	6.36	
23	6.15		74	6.15	
24	6.15		75	6.36	
25	6.36		76	6.15	
26	6.15		77	6.15	
27	6.36		78	6.58	
28	6.15		79	6.15	
29	6.15		80	6.36	
30	6.57		81	6.15	
31	6.15		82	6.36	
32	6.36		83	6.15	
33	6.15		84	6.16	
34	6.36		85	6.36	
35	6.15		86	6.16	
36	6.15		87	6.36	
37	6.36		88	6.16	
38	6.15		89	6.16	
39	6.36		90	6.82	
40	6.15		91	6.16	
41	6.15		92	6.36	
42	6.81		93	6.16	
43	6.15		94	6.36	
44	6.36		95	6.16	
45	6.15		96	6.16	
46	6.36		97	6.36	
47	6.15		98	6.16	
48	6.15		99	6.36	
49	6.36		100	6.16	
50	6.15		101	6.16	
51	6.36		102	6.82	



Assumptions:

(1) Assumes 1mLIBOR and 6mLIBOR stay at 3.56% and 3.98% respectively and the cashflows are run to the 10% Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the 10% Optional Termination at the pricing speed.

Group I Assumed Monthly Excess Interest at Static Indices

Period	Excess Interest at Static Indices (%)	Period	Excess Interest at Static Indices (%)	Period	Excess Interest at Static Indices (%)
1	N/A	35	0.98	69	0.87
2	N/A	36	0.97	70	0.87
3	N/A	37	0.96	71	0.87
4	N/A	38	0.97	72	0.87
5	1.44	39	0.96	73	0.87
6	1.49	40	0.96	74	0.87
7	1.42	41	0.95	75	0.88
8	1.42	42	0.95	76	0.88
9	1.38	43	0.94	77	0.88
10	1.38	44	0.93	78	0.89
11	1.35	45	0.93	79	0.89
12	1.33	46	0.92	80	0.89
13	1.32	47	0.91	81	0.90
14	1.29	48	0.91	82	0.90
15	1.27	49	0.90	83	0.90
16	1.24	50	0.89	84	0.91
17	1.22	51	0.89	85	0.91
18	1.22	52	0.89	86	0.91
19	1.18	53	0.89	87	0.91
20	1.16	54	0.88	88	0.90
21	1.13	55	0.88	89	0.90
22	1.10	56	0.88	90	0.90
23	1.09	57	0.88	91	0.90
24	1.08	58	0.88	92	0.90
25	1.07	59	0.88	93	0.90
26	1.06	60	0.88	94	0.90
27	1.05	61	0.88	95	0.90
28	1.04	62	0.88	96	0.90
29	1.03	63	0.88	97	0.90
30	1.03	64	0.88	98	0.90
31	1.02	65	0.87	99	0.91
32	1.01	66	0.87	100	0.91
33	1.00	67	0.87	101	0.91
34	0.99	68	0.87	102	0.91

Assumptions:

1. Run at pricing prepayment assumption
2. Excess (30/360)
3. Static Indices: 1mL = 3.56% 6mL = 3.98%
4. 10% optional clean-up call

Group I Assumed Monthly Excess Interest at Forward Indices

Period	1 Month LIBOR Forwards (%)	6 Month LIBOR Forwards (%)	Excess Interest at Forwards (%)	Period	1 Month LIBOR Forwards (%)	6 Month LIBOR Forwards (%)	Excess Interest at Forwards (%)	Period	1 Month LIBOR Forwards (%)	6 Month LIBOR Forwards (%)	Excess Interest at Forwards (%)
1	3.56000	3.98000	N/A	35	4.66779	4.72923	0.98	69	4.83067	4.89273	0.87
2	3.73208	4.14454	N/A	36	4.67277	4.73718	0.97	70	4.83551	4.89775	0.87
3	3.91497	4.25035	N/A	37	4.67602	4.74487	0.96	71	4.84039	4.90279	0.87
4	4.09166	4.32934	N/A	38	4.68196	4.75180	0.97	72	4.84529	4.90786	0.87
5	4.23722	4.38774	1.33	39	4.69209	4.75789	0.96	73	4.85023	4.91296	0.87
6	4.32669	4.43009	1.38	40	4.70519	4.76317	0.96	74	4.85519	4.91808	0.87
7	4.34966	4.46256	1.30	41	4.71456	4.76774	0.95	75	4.86018	4.92322	0.88
8	4.35583	4.49310	1.31	42	4.71802	4.77218	0.95	76	4.86518	4.92839	0.88
9	4.38042	4.52427	1.27	43	4.71679	4.77718	0.94	77	4.87020	4.93357	0.88
10	4.43575	4.55406	1.27	44	4.71777	4.78327	0.93	78	4.87525	4.93877	0.89
11	4.48665	4.57843	1.24	45	4.72311	4.78987	0.93	79	4.88033	4.94399	0.89
12	4.51795	4.59706	1.22	46	4.73213	4.79606	0.92	80	4.88542	4.94922	0.89
13	4.52950	4.61138	1.22	47	4.74064	4.80108	0.91	81	4.89053	4.95446	0.90
14	4.53933	4.62306	1.20	48	4.74745	4.80499	0.91	82	4.89565	4.95971	0.90
15	4.55580	4.63263	1.20	49	4.75258	4.80811	0.90	83	4.90079	4.96496	0.90
16	4.57919	4.64001	1.17	50	4.75658	4.81078	0.89	84	4.90592	4.97021	0.91
17	4.59634	4.64507	1.16	51	4.75954	4.81327	0.89	85	4.91106	4.97547	0.91
18	4.60224	4.64860	1.17	52	4.76163	4.81587	0.89	86	4.91621	4.98072	0.91
19	4.59821	4.65185	1.14	53	4.76364	4.81883	0.89	87	4.92136	4.98597	0.91
20	4.59564	4.65605	1.13	54	4.76581	4.82220	0.88	88	4.92651	4.99121	0.90
21	4.59926	4.66148	1.11	55	4.76825	4.82597	0.88	89	4.93166	4.99644	0.90
22	4.60894	4.66801	1.10	56	4.77122	4.83010	0.88	90	4.93680	5.00165	0.90
23	4.61710	4.67533	1.09	57	4.77484	4.83451	0.88	91	4.94194	5.00684	0.90
24	4.62139	4.68275	1.08	58	4.77906	4.83912	0.88	92	4.94705	5.01201	0.90
25	4.62292	4.68944	1.07	59	4.78347	4.84382	0.88	93	4.95215	5.01715	0.90
26	4.62758	4.69465	1.06	60	4.78795	4.84859	0.88	94	4.95723	5.02226	0.90
27	4.63773	4.69836	1.05	61	4.79253	4.85340	0.88	95	4.96228	5.02734	0.90
28	4.65196	4.70078	1.04	62	4.79718	4.85825	0.88	96	4.96730	5.03239	0.90
29	4.66076	4.70218	1.03	63	4.80191	4.86313	0.88	97	4.97230	5.03740	0.90
30	4.66076	4.70337	1.03	64	4.80670	4.86802	0.88	98	4.97726	5.04238	0.90
31	4.65357	4.70541	1.02	65	4.81149	4.87293	0.87	99	4.98219	5.04732	0.91
32	4.64946	4.70923	1.01	66	4.81628	4.87784	0.87	100	4.98708	5.05223	0.91
33	4.65193	4.71475	1.00	67	4.82106	4.88278	0.87	101	4.99194	5.05710	0.91
34	4.66020	4.72158	0.99	68	4.82586	4.88774	0.87	102	4.99676	5.06193	0.91

Assumptions:

1. Run at pricing prepayment assumption
2. Excess (30/360)
3. 10% optional clean-up call

Corridor Schedule – Class AF-1 Certificates

Period	Effective Notional Schedule ($)	Strike (%)	Ceiling (%)
1	N/A	N/A	N/A
2	102,584,296.78	6.038	10.390
3	98,956,117.77	6.243	10.390
4	94,892,609.78	6.038	10.390
5	90,402,964.25	7.140	10.390
6	85,541,303.38	9.000	10.390
7	80,475,511.58	9.000	10.390
8	75,020,649.48	9.000	10.390
9	69,194,571.47	9.000	10.390
10	63,286,401.50	9.000	10.390
11	57,509,833.96	9.000	10.390
12	51,861,983.70	9.000	10.390
13	0.00	0.000	0.000

BREAKEVEN (PRIOR TO 1ST DOLLAR LOSS)

LIBOR Forwards			
Class	Breakeven CDR (%)	WAL	Cumulative Mortgage Loss (%)
MF-1	7.37	13.05	6.89
MF-2	4.97	14.71	4.95
MF-3	3.42	16.38	3.55
MF-4	2.92	19.50	3.08
MF-5	2.41	19.86	2.58

Assumptions
1. Trigger Event fail
2. 30 % Loss Severity
3. 12 Months Lag
4. Pricing Prepayment Assumption
5. Certificates use 1-month LIBOR forward and collateral uses 6-month LIBOR forward
6. Defaults outside of prepays

Group II Structural Information

*Group II Sensitivity Analysis –To Maturity**				
	50%	100%	150%	200%
AV-1				
WAL	1.73	1.00	0.71	0.54
Principal Window	1 - 43	1 - 21	1 - 16	1 - 11
Principal Window End Date	4/25/2009	6/25/2007	1/25/2007	8/25/2006
AV-2				
WAL	7.36	3.27	1.81	1.48
Principal Window	43 - 172	21 - 82	16 - 30	11 - 23
Principal Window End Date	1/25/2020	7/25/2012	3/25/2008	8/25/2007
AV-3				
WAL	18.47	9.31	3.76	2.16
Principal Window	172 - 314	82 - 177	30 - 106	23 - 28
Principal Window End Date	11/25/2031	6/25/2020	7/25/2014	1/25/2008
MV-1				
WAL	9.10	4.80	5.37	4.36
Principal Window	46 - 254	41 - 130	54 - 77	28 - 73
Principal Window End Date	11/25/2026	7/25/2016	2/25/2012	10/25/2011
MV-2				
WAL	9.03	4.68	4.29	3.37
Principal Window	46 - 238	39 - 120	46 - 70	36 - 49
Principal Window End Date	7/25/2025	9/25/2015	7/25/2011	10/25/2009
MV-3				
WAL	8.92	4.57	3.86	2.99
Principal Window	46 - 217	38 - 108	42 - 62	33 - 44
Principal Window End Date	10/25/2023	9/25/2014	11/25/2010	5/25/2009
MV-4				
WAL	8.79	4.46	3.64	2.81
Principal Window	46 - 199	38 - 97	41 - 56	32 - 40
Principal Window End Date	4/25/2022	10/25/2013	5/25/2010	1/25/2009
MV-5				
WAL	8.56	4.33	3.45	2.67
Principal Window	46 - 181	37 - 87	39 - 50	30 - 36
Principal Window End Date	10/25/2020	12/25/2012	11/25/2009	9/25/2008
MV-6				
WAL	8.00	4.02	3.25	2.53
Principal Window	46 - 155	37 - 74	37 - 41	29 - 30
Principal Window End Date	8/25/2018	11/25/2011	2/25/2009	3/25/2008

citigroup

CMLTI 2005-WF2

*Group II Sensitivity Analysis –To Maturity Continued**				
MV-7				
WAL	6.23	3.33	3.13	2.46
Principal Window	46 - 113	37 - 52	37 - 37	29 - 29
Principal Window End Date	2/25/2015	1/25/2010	10/25/2008	2/25/2008

*Speeds are a percentage of the Pricing Speed.

*Group II Sensitivity Analysis – To 10% Optional Termination **

	50%	100%	150%	200%
AV-1				
WAL	1.73	1.00	0.71	0.54
Principal Window	1 - 43	1 - 21	1 - 16	1 - 11
Principal Window End Date	4/25/2009	6/25/2007	1/25/2007	8/25/2006
AV-2				
WAL	7.31	3.25	1.81	1.48
Principal Window	43 - 152	21 - 72	16 - 30	11 - 23
Principal Window End Date	5/25/2018	9/25/2011	3/25/2008	8/25/2007
AV-3				
WAL	12.71	6.05	2.93	2.16
Principal Window	152 - 152	72 - 72	30 - 40	23 - 28
Principal Window End Date	5/25/2018	9/25/2011	1/25/2009	1/25/2008
MV-1				
WAL	8.32	4.37	3.38	2.46
Principal Window	46 - 152	41 - 72	40 - 40	28 - 29
Principal Window End Date	5/25/2018	9/25/2011	1/25/2009	2/25/2008
MV-2				
WAL	8.32	4.29	3.38	2.46
Principal Window	46 - 152	39 - 72	40 - 40	29 - 29
Principal Window End Date	5/25/2018	9/25/2011	1/25/2009	2/25/2008
MV-3				
WAL	8.32	4.24	3.38	2.46
Principal Window	46 - 152	38 - 72	40 - 40	29 - 29
Principal Window End Date	5/25/2018	9/25/2011	1/25/2009	2/25/2008
MV-4				
WAL	8.32	4.21	3.38	2.46
Principal Window	46 - 152	38 - 72	40 - 40	29 - 29
Principal Window End Date	5/25/2018	9/25/2011	1/25/2009	2/25/2008
MV-5				
WAL	8.32	4.20	3.36	2.46
Principal Window	46 - 152	37 - 72	39 - 40	29 - 29
Principal Window End Date	5/25/2018	9/25/2011	1/25/2009	2/25/2008
MV-6				
WAL	7.99	4.01	3.25	2.46
Principal Window	46 - 152	37 - 72	37 - 40	29 - 29
Principal Window End Date	5/25/2018	9/25/2011	1/25/2009	2/25/2008

*Group II Sensitivity Analysis – To 10% Optional Termination Continued**

MV-7				
WAL	6.23	3.33	3.13	2.46
Principal Window	46 - 113	37 - 52	37 - 37	29 - 29
Principal Window End Date	2/25/2015	1/25/2010	10/25/2008	2/25/2008

*Speeds are a percentage of the Pricing Speed.

Net WAC Cap and Effective Maximum Rate for the Group II Senior Certificates

Period	NWC[1] (%)	Effective Max Rate [2]	Period	NWC[1] (%)	Effective Max Rate [2]
1	N/A	N/A	41	6.54	11.67
2	6.27	10.50	42	7.24	12.93
3	6.48	10.50	43	6.54	11.70
4	6.27	10.50	44	6.76	12.20
5	6.27	10.50	45	6.54	11.88
6	6.94	10.50	46	6.76	12.27
7	6.27	10.50	47	6.54	11.88
8	6.48	10.50	48	6.54	11.89
9	6.27	10.50	49	6.76	12.31
10	6.48	10.50	50	6.54	12.02
11	6.27	10.50	51	6.76	12.48
12	6.27	10.50	52	6.54	12.08
13	6.48	10.50	53	6.54	12.08
14	6.27	10.50	54	7.24	13.37
15	6.49	10.50	55	6.54	12.08
16	6.28	10.50	56	6.76	12.48
17	6.29	10.50	57	6.54	12.08
18	6.98	10.50	58	6.76	12.48
19	6.33	10.50	59	6.54	12.08
20	6.66	10.50	60	6.54	12.08
21	6.47	10.50	61	6.76	12.48
22	6.69	10.50	62	6.54	12.08
23	6.47	10.50	63	6.76	12.48
24	6.47	10.50	64	6.54	12.08
25	6.69	10.50	65	6.54	12.08
26	6.47	10.50	66	7.24	13.37
27	6.70	10.50	67	6.54	12.08
28	6.48	10.50	68	6.76	12.48
29	6.49	10.50	69	6.54	12.08
30	6.94	10.50	70	6.76	12.48
31	6.50	10.50	71	6.54	12.08
32	6.75	10.63	72	6.54	12.08
33	6.54	10.70	73	-	12.48
34	6.76	11.06			
35	6.54	10.73			
36	6.54	10.75			
37	6.76	11.19			
38	6.54	11.37			
39	6.76	12.05			
40	6.54	11.66			

Assumptions:

(3) Assumes 1mLIBOR and 6mLIBOR stays at 3.56% and 3.98% , respectively and the cashflows are run to the 10% Optional Termination at the pricing speed.
(4) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the 10% Optional Termination at the pricing speed.

Net WAC Cap and Effective Maximum Rate for the Group II Subordinate Certificates

Period	NWC[1] (%)	Effective Max Rate [2]	Period	NWC[1] (%)	Effective Max Rate [2]
1	N/A	N/A	41	6.54	11.67
2	6.27	10.50	42	7.24	12.93
3	6.48	10.50	43	6.54	11.70
4	6.27	10.50	44	6.76	12.20
5	6.27	10.50	45	6.54	11.88
6	6.94	10.50	46	6.76	12.27
7	6.27	10.50	47	6.54	11.88
8	6.48	10.50	48	6.54	11.89
9	6.27	10.50	49	6.76	12.31
10	6.48	10.50	50	6.54	12.02
11	6.27	10.50	51	6.76	12.48
12	6.27	10.50	52	6.54	12.08
13	6.48	10.50	53	6.54	12.08
14	6.27	10.50	54	7.24	13.37
15	6.49	10.50	55	6.54	12.08
16	6.28	10.50	56	6.76	12.48
17	6.29	10.50	57	6.54	12.08
18	6.98	10.50	58	6.76	12.48
19	6.33	10.50	59	6.54	12.08
20	6.66	10.50	60	6.54	12.08
21	6.47	10.50	61	6.76	12.48
22	6.69	10.50	62	6.54	12.08
23	6.47	10.50	63	6.76	12.48
24	6.47	10.50	64	6.54	12.08
25	6.69	10.50	65	6.54	12.08
26	6.47	10.50	66	7.24	13.37
27	6.70	10.50	67	6.54	12.08
28	6.48	10.50	68	6.76	12.48
29	6.49	10.50	69	6.54	12.08
30	6.94	10.50	70	6.76	12.48
31	6.50	10.50	71	6.54	12.08
32	6.75	10.63	72	6.54	12.08
33	6.54	10.70	73	-	12.48
34	6.76	11.06			
35	6.54	10.73			
36	6.54	10.75			
37	6.76	11.19			
38	6.54	11.37			
39	6.76	12.05			
40	6.54	11.66			

Assumptions:

(1) Assumes 1mLIBOR and 6mLIBOR stays at 3.56% and 3.98% respectively and the cashflows are run to the 10% Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the 10% Optional Termination at the pricing speed.

Group II Assumed Monthly Excess Interest at Static Indices

Period	Excess Interest at Static Indices (%)	Period	Excess Interest at Static Indices (%)	Period	Excess Interest at Static Indices (%)
1	*	25	2.78	49	2.89
2	*	26	2.65	50	2.77
3	*	27	2.79	51	2.90
4	2.56	28	2.65	52	2.77
5	2.56	29	2.65	53	2.77
6	2.94	30	2.91	54	3.16
7	2.55	31	2.66	55	2.78
8	2.68	32	2.82	56	2.91
9	2.55	33	2.69	57	2.78
10	2.67	34	2.82	58	2.91
11	2.54	35	2.68	59	2.78
12	2.53	36	2.68	60	2.78
13	2.66	37	2.80	61	2.91
14	2.53	38	2.71	62	2.79
15	2.65	39	2.86	63	2.92
16	2.52	40	2.73	64	2.79
17	2.53	41	2.74	65	2.79
18	2.92	42	3.13	66	3.18
19	2.56	43	2.75	67	2.80
20	2.80	44	2.89	68	2.93
21	2.67	45	2.76	69	2.80
22	2.79	46	2.89	70	2.93
23	2.66	47	2.76	71	2.81
24	2.65	48	2.76	72	2.81

Assumptions:

1. Run at pricing prepayment assumption
2. Excess (30/360)
3. Static Indices: 1mL = 3.56% 6mL = 3.98%
4. 10% optional clean-up call

Group II Assumed Monthly Excess Interest at Forward Indices

Period	1 Month LIBOR Forwards (%)	6 Month LIBOR Forwards (%)	Excess Interest at Forwards (%)	Period	1 Month LIBOR Forwards (%)	6 Month LIBOR Forwards (%)	Excess Interest at Forwards (%)	Period	1 Month LIBOR Forwards (%)	6 Month LIBOR Forwards (%)	Excess Interest at Forwards (%)
1	3.56000	3.98000	*	25	4.62292	4.68944	2.25	49	4.75258	4.80811	2.51
2	3.73208	4.14454	*	26	4.62758	4.69465	2.10	50	4.75658	4.81078	2.36
3	3.91497	4.25035	*	27	4.63773	4.69836	2.27	51	4.75954	4.81327	2.53
4	4.09166	4.32934	2.01	28	4.65196	4.70078	2.09	52	4.76163	4.81587	2.37
5	4.23722	4.38774	1.86	29	4.66076	4.70218	2.09	53	4.76364	4.81883	2.37
6	4.32669	4.43009	2.22	30	4.66076	4.70337	2.42	54	4.76581	4.82220	2.87
7	4.34966	4.46256	1.74	31	4.65357	4.70541	2.12	55	4.76825	4.82597	2.37
8	4.35583	4.49310	1.88	32	4.64946	4.70923	2.41	56	4.77122	4.83010	2.55
9	4.38042	4.52427	1.70	33	4.65193	4.71475	2.29	57	4.77484	4.83451	2.38
10	4.43575	4.55406	1.80	34	4.66020	4.72158	2.44	58	4.77906	4.83912	2.55
11	4.48665	4.57843	1.59	35	4.66779	4.72923	2.26	59	4.78347	4.84382	2.38
12	4.51795	4.59706	1.55	36	4.67277	4.73718	2.25	60	4.78795	4.84859	2.38
13	4.52950	4.61138	1.69	37	4.67602	4.74487	2.42	61	4.79253	4.85340	2.55
14	4.53933	4.62306	1.52	38	4.68196	4.75180	2.30	62	4.79718	4.85825	2.39
15	4.55580	4.63263	1.67	39	4.69209	4.75789	2.49	63	4.80191	4.86313	2.57
16	4.57919	4.64001	1.48	40	4.70519	4.76317	2.32	64	4.80670	4.86802	2.40
17	4.59634	4.64507	1.48	41	4.71456	4.76774	2.32	65	4.81149	4.87293	2.40
18	4.60224	4.64860	1.98	42	4.71802	4.77218	2.82	66	4.81628	4.87784	2.90
19	4.59821	4.65185	1.55	43	4.71679	4.77718	2.33	67	4.82106	4.88278	2.40
20	4.59564	4.65605	2.12	44	4.71777	4.78327	2.52	68	4.82586	4.88774	2.58
21	4.59926	4.66148	2.13	45	4.72311	4.78987	2.36	69	4.83067	4.89273	2.42
22	4.60894	4.66801	2.27	46	4.73213	4.79606	2.52	70	4.83551	4.89775	2.59
23	4.61710	4.67533	2.09	47	4.74064	4.80108	2.35	71	4.84039	4.90279	2.42
24	4.62139	4.68275	2.08	48	4.74745	4.80499	2.34	72	4.84529	4.90786	2.42

Assumptions:

1. Run at pricing prepayment assumption
2. Excess (30/360)
3. 10% optional clean-up call

Corridor Schedule – Group II Senior Certificates

Period	Effective Notional Schedule ($)	Strike (%)	Ceiling (%)
1	0.00	3.954	10.320
2	222,139,998.24	6.087	10.318
3	217,374,455.16	6.295	10.317
4	212,296,787.13	6.085	10.315
5	206,923,848.79	6.083	10.313
6	201,282,743.30	6.753	10.311
7	195,397,736.57	6.079	10.308
8	189,319,930.32	6.285	10.306
9	183,290,217.03	6.074	10.303
10	177,427,445.62	6.280	10.300
11	171,705,356.68	6.073	10.297
12	166,139,934.59	6.069	10.294
13	160,706,832.30	6.278	10.291
14	155,397,540.63	6.069	10.287
15	150,171,198.76	6.286	10.284
16	145,068,411.81	6.077	10.280
17	139,937,960.34	6.122	10.276
18	134,862,360.78	6.840	10.272
19	129,408,107.88	6.299	10.267
20	120,100,797.27	7.848	10.257
21	109,458,754.73	8.290	10.244
22	99,704,210.00	8.569	10.237
23	91,087,829.09	8.298	10.235
24	85,952,605.02	8.309	10.233
25	82,574,721.67	8.655	10.232
26	79,298,124.18	8.807	10.231
27	76,123,989.11	9.367	10.230
28	73,046,901.24	9.064	10.229
29	70,061,374.54	9.103	10.227
30	67,165,085.41	9.772	10.226
31	64,355,095.17	9.256	10.225
32	0.00	0.000	0.000

Corridor Schedule – Group II Subordinate Certificates

Period	Effective Notional Schedule ($)	Strike (%)	Ceiling (%)
1	0.00	3.445	9.810
2	26,864,000.00	5.579	9.810
3	26,864,000.00	5.789	9.810
4	26,864,000.00	5.580	9.810
5	26,864,000.00	5.580	9.810
6	26,864,000.00	6.252	9.810
7	26,864,000.00	5.581	9.810
8	26,864,000.00	5.790	9.810
9	26,864,000.00	5.581	9.810
10	26,864,000.00	5.790	9.810
11	26,864,000.00	5.586	9.810
12	26,864,000.00	5.585	9.810
13	26,864,000.00	5.798	9.810
14	26,864,000.00	5.592	9.810
15	26,864,000.00	5.812	9.810
16	26,864,000.00	5.607	9.810
17	26,864,000.00	5.656	9.810
18	26,864,000.00	6.378	9.810
19	26,864,000.00	5.843	9.810
20	26,864,000.00	7.401	9.810
21	26,864,000.00	7.856	9.810
22	26,864,000.00	8.142	9.810
23	26,864,000.00	7.873	9.810
24	26,864,000.00	7.886	9.810
25	26,864,000.00	8.232	9.810
26	26,864,000.00	8.386	9.810
27	26,864,000.00	8.947	9.810
28	26,864,000.00	8.645	9.810
29	26,864,000.00	8.685	9.810
30	26,864,000.00	9.356	9.810
31	26,864,000.00	8.842	9.810
32	0.00	0.000	9.810

BREAKEVEN (PRIOR TO 1ST DOLLAR LOSS)

LIBOR Forwards			
BOND	CDR BE RATE	WAL	Cum Loss
MV-1	17.91	7.97	12.36
MV-2	12.84	9.11	9.80
MV-3	10.21	10.78	8.25
MV-4	8.55	12.03	7.17
MV-5	6.91	12.38	6.02
MV-6	5.51	13.05	4.97
MV-7	4.70	14.27	4.32

Assumptions

7. Trigger Event fail
8. 30 % Loss Severity
9. 12 Months Lag
10. Pricing Prepayment Assumption
11. Certificates use 1-month LIBOR forward and collateral uses 6-month LIBOR forward
12. Defaults outside of prepays

citigroup

FIXED COLLATERAL

Collateral Summary *(All numbers are approximate and subject to change)*

Statistics for the Mortgage Loans listed below are as of the Cut-off Date.

	Summary Statistics	Minimum-Maximum
Number of Mortgage Loans:	3,193	
Aggregate Current Principal Balance:	$594,239,671	$14,703.98-$1,004,895.83
Avg. Current Principal Balance:	$186,107	
Aggregate Original Principal Balance:	$595,808,878	$14,850.00-$1,000,000.00
Avg. Original Principal Balance:	$186,598	
Wtd. Avg. Gross Coupon:	6.741%	5.625% - 8.500%
Wtd. Avg. Stated Remaining Term (months):	348	164 - 358
1st Lien:	100%	
Prepay Flag:	63.26%	
Wtd. Avg. Seasoning (months):	3	2-16
Wtd. Avg. LTV at Origination:	80.06%	10.14% - 95.00%
Wtd. Avg. Current LTV:	79.86%	
Wtd. Avg. Effective LTV:	67.19%	10.14% - 90.00%
Wtd. Avg. FICO:	691	608-822

FIXED Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AT ORIGINATION	% OF PRINCIPAL BALANCE AT ORIGINATION	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
< = 40,000.00	134	$4,146,158.56	0.70	7.309	687	64.23	81.63
40,000.01 - 50,000.00	138	6,214,794.59	1.05	7.357	706	64.27	82.14
50,000.01 - 60,000.00	141	7,823,560.90	1.32	7.255	698	64.14	79.64
60,000.01 - 70,000.00	111	7,268,872.51	1.22	7.078	697	66.05	79.14
70,000.01 - 80,000.00	106	7,979,271.49	1.34	6.941	697	65.36	77.25
80,000.01 - 90,000.00	132	11,215,407.28	1.89	7.084	694	66.33	80.86
90,000.01 - 100,000.00	122	11,721,150.16	1.97	6.945	694	64.15	75.70
100,000.01 - 150,000.00	669	84,402,595.95	14.20	6.858	694	66.89	80.61
150,000.01 - 200,000.00	491	84,526,962.78	14.22	6.875	689	67.17	82.22
200,000.01 - 250,000.00	416	92,152,930.17	15.51	6.681	688	67.43	79.50
250,000.01 - 300,000.00	231	63,330,814.46	10.66	6.694	690	68.38	81.17
300,000.01 - 350,000.00	152	49,458,912.83	8.32	6.676	685	67.84	80.16
350,000.01 - 400,000.00	117	43,510,846.43	7.32	6.766	679	67.15	83.07
400,000.01 - 450,000.00	80	33,574,438.76	5.65	6.592	694	67.62	79.79
450,000.01 - 500,000.00	58	27,684,428.23	4.66	6.655	700	66.96	79.83
500,000.01 - 600,000.00	47	25,793,340.57	4.34	6.428	697	67.74	79.18
600,000.01 - 700,000.00	34	21,780,248.76	3.67	6.406	688	68.74	75.25
700,000.01 - 800,000.00	7	5,284,517.52	0.89	6.118	723	71.99	71.99
800,000.01 - 900,000.00	4	3,370,619.39	0.57	5.993	681	60.83	60.83
900,000.01 - 1,000,000.00	3	2,999,799.77	0.50	5.917	672	54.11	54.11
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

FIXED Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
< = 40,000.00	137	$4,265,940.08	0.72	7.319	687	64.23	81.82
40,000.01 - 50,000.00	134	6,044,775.11	1.02	7.356	707	64.19	82.08
50,000.01 - 60,000.00	143	7,933,778.15	1.34	7.250	698	64.23	79.65
60,000.01 - 70,000.00	110	7,208,893.22	1.21	7.079	696	66.05	79.09
70,000.01 - 80,000.00	107	8,059,258.05	1.36	6.949	697	65.34	77.38
80,000.01 - 90,000.00	131	11,135,420.72	1.87	7.079	694	66.35	80.80
90,000.01 - 100,000.00	123	11,821,043.29	1.99	6.944	694	64.14	75.82
100,000.01 - 150,000.00	671	84,752,012.22	14.26	6.859	694	66.91	80.65
150,000.01 - 200,000.00	519	90,258,603.41	15.19	6.842	690	67.06	81.24
200,000.01 - 250,000.00	384	85,712,706.09	14.42	6.704	686	67.50	80.30
250,000.01 - 300,000.00	233	63,889,806.61	10.75	6.693	690	68.42	81.23
300,000.01 - 350,000.00	151	49,159,194.73	8.27	6.675	685	67.85	80.07
350,000.01 - 400,000.00	127	47,494,719.72	7.99	6.722	681	66.89	81.69
400,000.01 - 450,000.00	72	30,489,665.78	5.13	6.632	695	67.61	80.95
450,000.01 - 500,000.00	56	26,785,327.92	4.51	6.663	698	67.47	80.47
500,000.01 - 600,000.00	47	25,793,340.57	4.34	6.428	697	67.74	79.18
600,000.01 - 700,000.00	34	21,780,248.76	3.67	6.406	688	68.74	75.25
700,000.01 - 800,000.00	7	5,284,517.52	0.89	6.118	723	71.99	71.99
800,000.01 - 900,000.00	4	3,370,619.39	0.57	5.993	681	60.83	60.83
900,000.01 - 1,000,000.00	2	1,994,903.94	0.34	5.938	650	51.15	51.15
1,000,000.01 - 1,004,895.83	1	1,004,895.83	0.17	5.875	715	59.99	59.99
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

Original Term to Maturity

ORIGINAL MONTHS TO MATURITY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
180 – 240	212	$27,205,158.11	4.58	6.357	690	61.70	67.65
241 – 360	2,981	567,034,513.00	95.42	6.760	691	67.45	80.66
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

FIXED Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
< = 20.00	6	$601,363.08	0.10	6.441	742	16.22	16.22
20.01 - 30.00	28	3,273,315.12	0.55	6.392	713	27.18	27.18
30.01 - 40.00	52	9,025,207.58	1.52	6.324	695	37.31	37.31
40.01 - 50.00	88	16,054,328.15	2.70	6.345	691	46.17	46.17
50.01 - 60.00	135	28,980,437.32	4.88	6.321	700	55.83	55.83
60.01 - 70.00	353	69,101,500.43	11.63	6.360	693	66.68	66.68
70.01 - 75.00	194	32,326,576.35	5.44	6.560	690	73.45	73.45
75.01 - 80.00	694	147,671,839.83	24.85	6.417	697	79.37	79.37
80.01 - 85.00	126	24,507,559.69	4.12	6.936	685	65.47	83.62
85.01 - 90.00	999	169,742,448.61	28.56	7.074	688	62.81	89.70
90.01 - 95.00	518	92,955,094.95	15.64	7.198	681	66.29	94.70
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

FIXED Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Effective Original Loan-to-Value Ratios

RANGE OF EFFECTIVE LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
<= 20.00	6	$601,363.08	0.10	6.441	742	16.22	16.22
20.01 - 30.00	28	$3,273,315.12	0.55	6.392	713	27.18	27.18
30.01 - 40.00	52	$9,025,207.58	1.52	6.324	695	37.31	37.31
40.01 - 50.00	88	$16,054,328.15	2.70	6.345	691	46.17	46.17
50.01 - 60.00	143	$30,531,396.39	5.14	6.348	700	56.02	57.32
60.01 - 70.00	1,986	$354,349,288.61	59.63	6.959	687	64.65	86.13
70.01 - 75.00	194	$32,326,576.35	5.44	6.560	690	73.45	73.45
75.01 - 80.00	694	$147,671,839.83	24.85	6.417	697	79.37	79.37
80.01 - 85.00	1	$319,460.76	0.05	6.875	660	84.21	84.21
85.01 - 90.00	1	$86,895.24	0.01	7.375	700	90.00	90.00
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

FICO Score

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THECUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
<= 620	20	3,748,226.27	0.63	6.837	620	67.29	83.28
621 - 640	425	83,873,554.50	14.11	6.770	631	66.47	80.71
641 - 660	516	101,554,976.40	17.09	6.812	651	66.80	80.44
661 - 680	522	95,851,572.51	16.13	6.820	670	67.02	81.72
681 - 700	439	77,827,046.98	13.10	6.787	691	66.84	80.20
701 - 750	835	152,503,585.27	25.66	6.676	721	68.17	79.96
751 - 800	403	72,351,599.28	12.18	6.592	771	67.52	77.24
801 - 822	33	6,529,109.90	1.10	6.685	807	62.42	71.68
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

FIXED Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
OWNER OCCUPIED	2,152	$464,191,031.14	78.12	6.637	687	67.42	80.11
INVESTOR	919	107,056,219.04	18.02	7.233	703	66.59	80.65
SECOND HOME	122	22,992,420.93	3.87	6.559	700	65.15	76.33
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

*Based on mortgagor representation at origination.

Documentation Type

DOCUMENT TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
No Doc	635	$111,387,144.10	18.74	6.841	703	65.42	77.57
No Ratio w/VOA	90	17,548,883.55	2.95	6.727	716	68.39	80.07
No Ratio w/no VOA	442	68,138,168.71	11.47	7.088	679	66.39	84.18
Stated Reduced w/VOA	48	9,327,800.71	1.57	6.498	665	74.15	74.88
Stated Reduced w/no VA	90	15,660,063.82	2.64	6.698	656	69.34	70.13
Stated w/VOA	551	118,079,518.59	19.87	6.392	701	69.76	79.20
Stated w/no VOA	1,337	254,098,091.63	42.76	6.779	685	66.51	81.25
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

Seasoning

SEASONING (MONTHS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
2 - 6	3,158	587,101,490.09	98.800	6.741	691	67.23	80.11
7 - 12	29	6,625,688.79	1.110	6.743	664	63.60	74.89
13 - 16	6	512,492.23	0.090	6.811	695	68.08	85.68
Total:	**3,193**	**$594,239,671.11**	**100.000**	**6.741**	**691**	**67.19**	**80.06**

FIXED Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
1 FAMILY	2,556	468,471,576.27	78.84	6.703	689	67.11	79.79
2 - 4 FAMILY	356	72,947,588.75	12.28	6.979	697	66.78	80.74
CONDO	279	52,160,596.13	8.78	6.761	699	68.50	81.61
PUD	2	659,909.96	0.11	6.240	689	65.34	76.60
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
Cash out Refinance	1,220	$251,858,545.15	42.38	6.656	677	65.38	75.85
Purchase	1,672	289,561,008.77	48.73	6.863	703	68.78	84.61
Rate-Term Refinance	301	52,820,117.19	8.89	6.480	688	67.03	75.19
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

30 Days Delinquent

TIMES 30	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
0	3,193	$594,239,671.11	100.00	6.741	691	67.19	80.06
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

FIXED Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
California	408	118,661,988.24	19.97	6.376	695	65.58	72.89
Florida	315	57,981,272.30	9.76	6.808	691	68.74	81.18
New York	153	37,723,399.44	6.35	6.771	679	67.08	79.27
New Jersey	113	29,623,830.64	4.99	6.930	681	65.53	81.13
Maryland	135	29,501,122.23	4.96	6.719	686	67.40	79.13
Arizona	117	23,797,819.13	4.00	6.673	697	66.99	79.19
Texas	138	20,198,170.60	3.40	6.598	702	69.75	82.07
Illinois	103	19,773,289.35	3.33	7.146	691	68.90	84.51
Pennsylvania	174	19,355,232.75	3.26	6.935	690	67.86	84.27
Nevada	85	18,131,643.52	3.05	6.608	683	67.33	82.88
Virginia	90	16,938,411.54	2.85	6.734	692	67.35	81.42
Minnesota	81	16,198,233.02	2.73	6.905	688	66.67	81.23
Colorado	71	14,766,028.17	2.48	6.598	708	68.80	81.28
Ohio	127	13,720,728.96	2.31	7.198	679	65.17	86.35
Washington	77	13,443,783.16	2.26	6.629	695	69.52	82.47
North Carolina	82	12,843,548.09	2.16	6.764	702	67.23	81.18
Massachusetts	45	11,917,594.09	2.01	7.271	687	64.67	85.32
Georgia	66	11,220,305.13	1.89	6.927	686	68.72	83.33
Michigan	71	10,674,243.09	1.80	6.745	672	61.93	75.35
Tennessee	82	8,314,608.87	1.40	7.020	693	67.09	84.66
Oregon	38	7,249,131.46	1.22	6.410	696	72.62	82.12
Indiana	73	6,220,513.24	1.05	7.151	698	65.98	86.94
Louisiana	57	6,072,959.48	1.02	7.020	698	68.56	85.27
Missouri	49	5,853,566.02	0.99	6.940	696	67.53	83.68
New Hampshire	25	5,358,700.69	0.90	6.974	693	67.77	85.65
Wisconsin	37	5,062,935.68	0.85	6.955	690	69.62	82.22
South Carolina	31	3,929,127.36	0.66	7.129	688	66.81	84.12
Connecticut	22	3,652,761.25	0.61	6.763	696	69.30	77.32
Delaware	21	3,632,298.44	0.61	6.954	695	64.43	82.13
Idaho	28	3,536,210.31	0.60	6.672	682	71.15	82.96
Iowa	26	3,492,023.66	0.59	7.057	699	66.83	87.04
Arkansas	26	3,362,382.07	0.57	6.434	695	71.53	80.92
Utah	18	3,345,304.87	0.56	6.696	698	70.70	81.54
Montana	18	3,298,704.68	0.56	6.673	690	67.01	83.21
Kentucky	22	2,965,632.97	0.50	6.720	686	72.56	81.41
New Mexico	19	2,522,370.30	0.42	7.093	698	69.55	85.89
Nebraska	22	2,372,649.51	0.40	7.145	682	66.53	89.30

FIXED Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
Alabama	23	2,312,070.85	0.39	6.922	687	65.24	84.08
Alaska	10	2,092,720.92	0.35	6.904	670	68.03	83.24
District of Columbia	9	2,077,645.94	0.35	7.080	671	63.74	79.23
Oklahoma	22	1,860,969.65	0.31	6.999	680	67.23	87.19
Rhode Island	7	1,841,304.07	0.31	6.833	680	66.19	79.41
Mississippi	11	1,198,456.72	0.20	7.253	680	65.42	87.78
Maine	7	1,185,544.00	0.20	6.899	665	67.32	71.41
Wyoming	11	1,152,512.85	0.19	7.121	696	64.37	83.65
South Dakota	8	930,690.64	0.16	6.833	712	68.92	82.00
Kansas	7	878,968.63	0.15	7.237	659	67.79	90.92
Hawaii	3	717,987.28	0.12	5.873	659	60.23	60.23
North Dakota	5	559,900.49	0.09	7.300	665	66.57	88.98
West Virginia	3	553,489.39	0.09	6.223	738	75.66	80.92
Vermont	2	164,885.37	0.03	7.114	712	72.72	80.49
Total:	**3,193**	**594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

FIXED Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Prepayment Penalty Term for Mortgage Loans

ORIGINAL PREPAYMENT TERM (MONTHS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
0	1,171	$218,333,105.51	36.74	7.022	690	67.14	81.67
12	60	11,137,494.20	1.87	6.770	672	65.44	81.79
24	1,836	347,128,701.70	58.42	6.559	692	67.28	78.85
36	126	17,640,369.70	2.97	6.828	674	67.05	82.85
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

Distribution by Product Type for Mortgage Loans

Product Type	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
FIXED-15	212	27,205,158.11	4.58	6.357	690	61.70	67.65
FIXED-30	2,981	567,034,513.00	95.42	6.760	691	67.45	80.66
Total:	**3,193**	**$594,239,671.11**	**100.00**	**6.741**	**691**	**67.19**	**80.06**

DESCRIPTION OF THE COLLATERAL

ARM COLLATERAL

Collateral Summary ***(All numbers are approximate and subject to change)***

Statistics for the Mortgage Loans listed below are as of the Cut-off Date.

	Summary Statistics	Minimum-Maximum
Number of Mortgage Loans:	1,183	
Aggregate Current Principal Balance:	$253,439,967.41	
Avg. Current Principal Balance:	$214,234.97	$15,936.83-$994,852.10
Aggregate Original Principal Balance:	$254,933,801.00	
Avg. Original Principal Balance:	$215,497.72	$16,000.00 - $1,000,000.00
Wtd. Avg. Gross Coupon:	6.867%	4.750%-8.875%
Weighted Average Gross Margin:	3.151%	2.125%-8.375%
Weighted Average Initial Rate Cap:	3.000%	3.000%-3.000%
Weighted Average Periodic Rate Cap:	1.002%	1.000%-3.000%
Weighted Average Gross Maximum Lifetime Rate:	12.867%	10.750%-14.875%
Weighted Average Gross Minimum Lifetime Rate:	6.867%	4.750%-8.875%
Wtd. Avg. Stated Remaining Term (months):	355	346-356
1st Lien:	100%	
Prepay Flag:	45.63%	
Wtd. Avg. Seasoning (months):	5	4-14
Wtd. Avg. LTV at Origination:	85.35%	14.42%-95.00%
Wtd. Avg. Current LTV:	84.89%	
Wtd. Avg. Effective LTV:	67.36%	14.42%-90.00%
Wtd. Avg. FICO:	687	620-814

ARM Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AT ORIGINATION	% OF PRINCIPAL BALANCE AT ORIGINATION	WA GROSS COUPON (%)*	WA FICO*	EFFECTIVE WA OLTV (%)*	ORIGINAL WA LTV *
< = 40,000.00	25	808296.00	0.32	7.783	682	64.91	82.40
40,000.01 - 50,000.00	32	1467265.00	0.58	7.670	688	64.49	83.53
50,000.01 - 60,000.00	29	1636994.00	0.64	7.466	684	66.81	86.53
60,000.01 - 70,000.00	34	2208555.00	0.87	7.509	691	66.31	82.62
70,000.01 - 80,000.00	32	2405036.00	0.94	7.489	681	62.51	80.41
80,000.01 - 90,000.00	37	3152387.00	1.24	7.136	686	66.66	82.86
90,000.01 - 100,000.00	31	2970490.00	1.17	7.118	687	66.28	81.51
100,000.01 - 150,000.00	229	28921366.00	11.34	7.150	686	66.61	86.61
150,000.01 - 200,000.00	196	34297290.00	13.45	6.982	687	67.37	87.07
200,000.01 - 250,000.00	163	36443321.00	14.30	6.781	689	66.82	84.81
250,000.01 - 300,000.00	108	29571828.00	11.60	6.740	688	67.53	84.08
300,000.01 - 350,000.00	86	28022601.00	10.99	6.905	682	68.25	86.48
350,000.01 - 400,000.00	51	19078388.00	7.48	6.769	680	68.51	86.75
400,000.01 - 450,000.00	48	20321673.00	7.97	6.693	694	69.18	86.00
450,000.01 - 500,000.00	44	21105329.00	8.28	6.737	700	67.44	84.19
500,000.01 - 600,000.00	22	11937982.00	4.68	6.611	672	67.55	84.10
600,000.01 - 700,000.00	14	8840000.00	3.47	6.679	678	65.15	86.05
700,000.01 - 800,000.00	1	745000.00	0.29	6.750	661	56.87	56.87
900,000.01 - 1,000,000.00	1	1000000.00	0.39	5.875	746	66.67	66.67
Total	1,183	254933801.00	100.00	6.866	687	67.35	85.33

* All numbers are weighted off original balance

ARM Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
< = 40,000.00	26	821,866.10	0.32	7.771	684	63.84	80.98
40,000.01 - 50,000.00	32	1,461,993.18	0.58	7.670	688	64.49	83.54
50,000.01 - 60,000.00	29	1,630,410.90	0.64	7.466	684	66.81	86.53
60,000.01 - 70,000.00	35	2,268,358.10	0.90	7.507	692	66.23	82.90
70,000.01 - 80,000.00	34	2,570,795.38	1.01	7.433	678	64.38	82.84
80,000.01 - 90,000.00	34	2,909,362.77	1.15	7.136	687	67.00	82.26
90,000.01 - 100,000.00	31	2,960,482.58	1.17	7.126	684	65.75	81.82
100,000.01 - 150,000.00	230	28,951,950.42	11.42	7.149	686	66.58	86.63
150,000.01 - 200,000.00	203	35,607,176.79	14.05	6.968	688	67.40	86.50
200,000.01 - 250,000.00	159	35,671,833.65	14.08	6.782	687	66.84	85.42
250,000.01 - 300,000.00	106	29,066,249.18	11.47	6.747	689	67.48	83.86
300,000.01 - 350,000.00	86	28,053,901.04	11.07	6.879	683	68.48	86.35
350,000.01 - 400,000.00	53	19,887,954.45	7.85	6.758	682	68.59	86.57
400,000.01 - 450,000.00	44	18,635,185.88	7.35	6.737	693	68.80	86.49
450,000.01 - 500,000.00	43	20,532,571.12	8.10	6.740	700	67.55	84.05
500,000.01 - 600,000.00	23	12,480,844.77	4.92	6.618	670	67.28	84.32
600,000.01 - 700,000.00	13	8,192,422.45	3.23	6.675	683	65.38	85.86
700,000.01 - 800,000.00	1	741,756.55	0.29	6.750	661	56.87	56.87
900,000.01 – 1,000,000.00	1	994,852.10	0.39	5.875	746	66.67	66.67
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Original Term to Maturity

ORIGINAL MONTHS TO MATURITY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
360 - 360	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Remaining Term to Maturity

ORIGINAL MONTHS TO MATURITY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
346 - 356	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

ARM Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Coupon Distribution as of the Cut-Off Date

RANGE OF COUPON DISTRIBUTION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
4.750 - 5.000	1	213,251.53	0.08	4.750	708	80.00	80.00
5.001 - 5.250	5	1,015,837.58	0.40	5.162	689	68.15	73.89
5.251 - 5.500	14	4,244,415.07	1.67	5.463	721	76.63	77.61
5.501 - 5.750	29	7,939,546.56	3.13	5.709	700	72.63	76.82
5.751 - 6.000	72	20,081,536.86	7.92	5.918	691	71.89	78.46
6.001 - 6.250	74	20,059,761.21	7.91	6.202	692	69.55	80.82
6.251 - 6.500	113	25,815,718.03	10.19	6.448	688	68.53	80.48
6.501 - 6.750	141	37,199,041.16	14.68	6.698	685	67.91	84.43
6.751 - 7.000	194	41,088,818.11	16.21	6.920	687	66.62	87.12
7.001 - 7.250	138	28,073,628.41	11.08	7.192	677	65.52	89.09
7.251 - 7.500	140	27,755,240.45	10.95	7.440	679	64.83	89.97
7.501 - 7.750	115	22,619,290.40	8.92	7.693	692	64.62	90.39
7.751 - 8.000	84	10,941,869.12	4.32	7.907	679	64.24	90.31
8.001 - 8.250	33	3,749,937.88	1.48	8.184	692	64.73	89.34
8.251 - 8.500	15	985,947.46	0.39	8.398	710	63.23	90.33
8.501 - 8.750	12	1,366,824.48	0.54	8.718	720	63.00	90.00
8.751 - 8.875	3	289,303.10	0.11	8.875	740	64.32	91.88
Total	1,183	253,439,967.41	100.00	6.667	687	67.36	85.35

ARM Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
< = 20.00	3	294,542.58	0.12	6.309	750	14.79	14.79
20.01 - 30.00	1	44,791.01	0.02	6.875	642	27.27	27.27
30.01 - 40.00	7	839,787.93	0.33	6.573	698	36.39	36.39
40.01 - 50.00	13	2,410,132.18	0.95	6.267	692	48.18	48.18
50.01 - 60.00	25	5,414,993.67	2.14	6.563	693	56.46	56.46
60.01 - 70.00	65	12,571,546.25	4.96	6.426	688	66.84	66.84
70.01 - 75.00	47	11,875,360.87	4.69	6.593	695	73.68	73.68
75.01 - 80.00	223	51,712,062.13	20.40	6.314	697	79.44	79.55
80.01 - 85.00	31	6,548,533.61	2.58	6.797	691	65.19	83.86
85.01 - 90.00	496	105,941,833.36	41.80	7.123	686	62.86	89.69
90.01 - 95.00	272	55,786,383.82	22.01	7.121	676	66.42	94.88
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

ARM Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Effective Original Loan-to-Value Ratios

RANGE OF EFFECTIVE LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
< = 20.00	3	294,542.58	0.12	6.309	750	14.79	14.79
20.01 - 30.00	1	44,791.01	0.02	6.875	642	27.27	27.27
30.01 - 40.00	7	839,787.93	0.33	6.573	698	36.39	36.39
40.01 - 50.00	13	2,410,132.18	0.95	6.267	692	48.18	48.18
50.01 - 60.00	29	6,368,416.40	2.51	6.548	696	56.96	60.80
60.01 - 70.00	860	179,934,929.63	71.00	7.063	683	64.29	89.49
70.01 - 75.00	47	11,875,360.87	4.69	6.593	695	73.68	73.68
75.01 - 85.00	222	51,380,909.05	20.27	6.322	698	79.55	79.55
85.01 - 90.00	1	291,097.76	0.11	6.250	662	90.00	90.00
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

FICO Score

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
620 - 620	6	1,212,634.56	0.48	6.925	620	64.25	87.18
621 - 640	170	37,648,663.65	14.86	6.867	631	67.32	86.84
641 - 660	239	46,519,779.73	18.36	6.936	651	66.35	86.66
661 - 680	178	39,489,058.03	15.58	6.949	670	66.64	84.48
681 - 700	146	31,874,182.52	12.58	6.944	690	67.02	86.55
701 - 750	332	74,373,608.56	29.35	6.767	722	68.13	84.62
751 - 800	106	21,230,735.50	8.38	6.797	768	68.70	82.32
801 - 814	6	1,091,304.86	0.43	6.738	805	73.31	80.83
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

ARM Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Occupancy Type

OCCUPANCY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
INVESTOR	399	64,505,025.21	25.45	7.395	699	65.52	85.32
OWNER OCCUPIED	727	176,757,105.69	69.74	6.697	682	67.84	85.60
SECOND HOME	57	12,177,836.51	4.81	6.534	692	70.23	81.88
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Documentation Type

DOCUMENT TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
No Doc	456	88,106,437.21	34.76	6.974	690	66.20	85.10
Stated Reduced w/VOA	14	4,193,057.92	1.65	6.372	689	71.37	72.09
Stated Reduced w/no VOA	30	6,905,134.97	2.72	6.706	657	72.95	76.67
Stated w/VOA	189	44,086,338.04	17.40	6.458	694	71.04	84.29
Stated w/no VOA	494	110,148,999.27	43.46	6.974	683	66.32	87.02
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Seasoning

SEASONING (MONTHS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
4-6	1,101	236,526,371.91	93.33	6.880	688	67.38	85.38
7-12	77	16,208,675.91	6.40	6.707	674	66.95	84.89
13 - 14	5	704,919.59	0.28	6.002	705	70.85	85.35
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Debt-to-Income Ratio

DEBT-TO-INCOME RATIO	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
0.00 - 0.00	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

ARM Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
1 FAMILY	871	184,408,800.49	72.76	6.839	686	67.48	85.18
CONDO	178	35,131,260.07	13.86	6.785	688	68.85	85.13
2 - 4 FAM	128	32,351,887.18	12.77	7.095	690	65.26	86.34
PUD	6	1,548,019.67	0.61	7.261	673	63.74	90.19
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
CASH OUT	305	72,717,065.69	28.69	6.728	674	66.15	80.70
PURCHASE	823	171,391,111.75	67.63	6.929	693	67.84	87.44
REFINANCE	55	9,331,789.97	3.68	6.802	683	67.94	83.17
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

ARM Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
California	181	58,909,712.19	23.24	6.544	691	69.10	82.32
Florida	126	23,961,098.93	9.45	7.103	686	66.58	87.17
Illinois	82	16,624,087.09	6.56	7.188	680	65.69	88.16
New York	40	12,524,532.39	4.94	6.632	695	66.97	84.20
Nevada	46	12,232,432.49	4.83	6.552	694	66.15	82.94
New Jersey	39	10,564,284.71	4.17	6.869	683	66.16	88.07
Massachusetts	34	9,787,093.00	3.86	7.037	681	66.30	84.60
Virginia	41	9,178,840.43	3.62	6.813	682	67.53	85.82
Minnesota	39	8,910,506.83	3.52	6.717	700	65.48	84.45
Arizona	49	8,571,741.89	3.38	6.967	681	67.22	85.12
Colorado	32	7,120,220.12	2.81	6.673	682	71.90	85.94
Maryland	28	6,844,726.11	2.70	6.962	676	69.44	83.38
Ohio	55	5,938,765.35	2.34	7.194	687	67.48	86.43
Washington	21	5,617,300.86	2.22	6.598	702	69.55	82.29
Georgia	21	4,353,354.78	1.72	7.641	676	64.32	89.35
Texas	30	4,339,095.93	1.71	6.948	697	67.94	90.54
Pennsylvania	32	3,877,048.66	1.53	7.147	666	64.40	90.25
Oregon	12	3,200,586.89	1.26	6.663	704	67.98	84.28
Michigan	32	3,114,319.71	1.23	7.409	680	65.03	86.20
North Carolina	17	3,091,410.13	1.22	6.678	709	68.44	84.59
Tennessee	24	2,859,801.65	1.13	7.275	662	66.15	87.63
South Carolina	15	2,633,683.11	1.04	6.996	687	66.67	80.70
Missouri	20	2,473,863.36	0.98	7.330	672	65.86	89.90
Rhode Island	9	2,423,172.92	0.96	6.794	680	64.76	88.53
Indiana	22	2,306,617.21	0.91	7.247	688	66.98	87.12
Wisconsin	14	2,153,739.45	0.85	7.525	690	67.64	90.87
District of Columbia	8	2,097,226.43	0.83	7.047	689	68.71	88.62
Utah	7	1,815,236.32	0.72	7.113	660	64.57	92.24
New Hampshire	9	1,716,014.47	0.68	6.951	678	67.45	90.00
Delaware	9	1,568,524.79	0.62	7.128	693	67.77	88.09
Louisiana	11	1,315,546.59	0.52	7.157	665	63.46	88.08
New Mexico	7	1,040,622.63	0.41	7.368	692	63.20	85.06
Iowa	10	1,022,255.20	0.40	7.212	692	66.02	85.11
Alabama	7	998,731.27	0.39	6.761	670	66.46	91.43
West Virginia	5	995,269.15	0.39	7.296	679	63.00	90.00
Kansas	6	872,291.65	0.34	7.143	673	66.40	91.86
Montana	4	843,326.81	0.33	7.199	662	63.89	91.26

ARM Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
Vermont	2	689,825.43	0.27	7.375	674	71.52	76.96
Hawaii	4	635,349.27	0.25	6.404	735	79.28	79.28
Maine	3	541,188.56	0.21	6.545	744	69.55	69.55
Arkansas	4	450,148.06	0.18	6.989	702	68.03	84.63
Idaho	4	423,422.83	0.17	7.096	695	69.01	90.12
Mississippi	4	417,366.90	0.16	7.164	658	60.67	73.28
Oklahoma	3	417,001.41	0.16	7.617	667	66.01	94.30
Kentucky	4	408,205.48	0.16	7.466	694	65.39	90.72
Connecticut	2	376,570.84	0.15	7.685	693	63.00	90.00
South Dakota	3	360,159.93	0.14	6.840	663	66.50	95.00
Alaska	1	357,996.05	0.14	6.625	683	66.26	94.66
Nebraska	4	335,304.26	0.13	6.666	659	64.54	89.02
North Dakota	1	130,346.89	0.05	6.950	777	66.50	95.00
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Top Five Zipcodes Distribution of Mortgage Loans

ZIP CODES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
95350	5	2,215,512.03	0.87	7.188	744	69.30	86.29
95630	4	1,593,323.71	0.63	6.365	704	73.33	83.92
95832	5	1,539,413.08	0.61	6.852	688	72.53	84.50
60641	3	1,214,777.43	0.48	7.465	653	65.04	92.92
89521	3	1,152,310.26	0.45	6.483	667	67.66	87.51
<Others>	1,163	245,724,630.90	96.96	6.866	687	67.28	85.31
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

ARM Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Lien Distribution for Mortgage Loans

LIEN DISTRIBUTION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
1	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Distribution of Silent Second Mortgage Loans

SILENT SECOND FLAG	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
N	1,080	226,442,938.22	89.35	6.956	684	66.22	86.27
Y	103	26,997,029.19	10.65	6.118	711	76.94	77.63
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

PMI Status of Mortgage Loans

PMI STATUS	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
PMI	799	168,316,806.11	66.41	7.107	683	64.08	91.16
NO PMI	384	85,123,161.30	33.59	6.391	695	73.86	73.86
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Prepayment Penalty Term for Mortgage Loans

PREPAYMENT PENALTY TERM (MONTHS)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
No Penalty	579	137,812,694.40	54.38	7.032	688	67.04	85.15
12	4	926,867.00	0.37	7.118	697	62.29	82.87
24	573	110,294,133.05	43.52	6.653	686	67.80	85.77
36	27	4,406,272.96	1.74	6.987	670	67.70	81.68
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Distribution by Product Type for Mortgage Loans

PRODUCT TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
HYBRID-2-6	910	197,004,712.14	77.73	6.916	686	67.06	85.94
HYBRID-3-6	273	56,435,255.27	22.27	6.696	690	68.41	83.29
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Initial Cap Range for Mortgage Loans

INITIAL CAP RANGE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
3.000	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Periodic Cap Range for Mortgage Loans

PERIODIC CAP RANGE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
1.000	1,181	253,219,694.58	99.91	6.866	687	67.36	85.34
3.000	2	220,272.83	0.09	7.809	680	65.95	94.21
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

ARM Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Margin Range for Mortgage Loans

MARGIN RANGE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
2.125 - 3.000	476	109,217,658.37	43.09	6.387	694	70.46	79.14
3.001 - 4.000	685	139,604,601.20	55.08	7.220	682	64.97	90.18
4.001 - 5.000	8	2,021,460.37	0.80	7.588	680	64.63	88.15
5.001 - 6.000	3	257,311.54	0.10	6.849	701	64.20	91.72
6.001 - 7.000	7	1,856,491.62	0.73	7.391	680	69.81	83.80
7.001 - 8.000	3	276,364.03	0.11	8.262	673	65.74	82.18
8.001 - 8.375	1	206,080.28	0.08	8.375	725	63.00	90.00
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Maximum Rate Range for Mortgage Loans

MAXIMUM RATE RANGE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
10.750 - 11.000	1	213,251.53	0.08	4.750	708	80.00	80.00
11.001 - 12.000	120	33,281,336.07	13.13	5.787	697	72.56	77.82
12.001 - 13.000	522	124,163,338.51	48.99	6.639	687	67.87	83.92
13.001 - 14.000	477	89,390,028.38	35.27	7.483	682	64.92	89.84
14.001 - 14.875	63	6,392,012.92	2.52	8.362	703	64.11	89.75
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Minimum Rate Range for Mortgage Loans

MINIMUM RATE RANGE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
4.750 - 5.000	1	213,251.53	0.08	4.750	708	80.00	80.00
5.001 - 6.000	120	33,281,336.07	13.13	5.787	697	72.56	77.82
6.001 - 7.000	522	124,163,338.51	48.99	6.639	687	67.87	83.92
7.001 - 8.000	477	89,390,028.38	35.27	7.483	682	64.92	89.84
8.001 - 8.875	63	6,392,012.92	2.52	8.362	703	64.11	89.75
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

ARM Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

Next-Rate Adjustment Date for Mortgage Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
2006-07	3	448,544.04	0.18	6.347	713	71.45	84.98
2006-09	2	292,433.35	0.12	6.105	659	65.08	86.42
2006-10	2	356,003.59	0.14	6.500	672	65.45	93.50
2006-11	4	982,880.69	0.39	6.500	673	63.95	89.94
2006-12	4	463,236.22	0.18	7.000	672	64.36	91.94
2007-01	19	4,528,010.52	1.79	6.759	668	67.68	85.96
2007-02	19	3,744,502.03	1.48	7.271	655	68.37	83.18
2007-03	57	13,754,581.02	5.43	6.666	675	68.79	82.89
2007-04	505	113,615,266.69	44.83	6.858	688	66.96	85.69
2007-05	295	58,819,253.99	23.21	7.092	688	66.78	87.15
2007-07	1	153,967.82	0.06	5.500	672	63.00	90.00
2007-08	1	102,407.73	0.04	5.250	717	80.00	80.00
2007-09	2	402,849.16	0.16	5.436	651	62.51	81.78
2007-10	3	558,210.91	0.22	6.052	686	59.54	83.36
2007-11	7	1,650,132.79	0.65	6.774	674	64.89	86.65
2007-12	1	624,885.59	0.25	6.625	693	63.00	90.00
2008-01	9	1,902,572.69	0.75	6.067	720	71.68	80.82
2008-02	5	702,958.37	0.28	6.700	697	66.17	75.77
2008-03	24	6,938,865.71	2.74	6.400	695	67.40	85.46
2008-04	142	27,818,654.15	10.98	6.652	689	69.13	83.93
2008-05	78	15,579,750.35	6.15	7.056	690	68.32	81.18
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Months to Next Adjustment for Mortgage Loans

MONTHS TO NEXT ADJUSTMENT	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	WA GROSS COUPON (%)	WA FICO	EFFECTIVE WA OLTV (%)	ORIGINAL WA LTV
10-12	5	740,977.39	0.29	6.251	692	68.94	85.55
13 - 24	909	196,922,959.46	77.70	6.913	686	67.05	85.93
25 - 32	269	55,776,030.56	22.01	6.711	691	68.45	83.29
Total	1,183	253,439,967.41	100.00	6.867	687	67.36	85.35

Rating Agency Contacts

Standard & Poor's	
Keith Smith	212-438-1643
Moody's	
Michael Zoccoli	(212) 553-1012
DBRS	
Quincy Tang	(212) 635-3277
Bernard Maas	(212) 806-3914